SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10SB/A
                                 Amendment No. 3


                   General Form For Registration of Securities
             Of Small Business Issuers Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                                Inter-Con/PC, Inc
                                -----------------
             (Exact name of registrant as specified in its charter)


                    Minnesota                                41-1853972
                    ---------                                ----------
         (State or other jurisdiction of                     (I.R.S. Employer
         incorporation or organization)                      Identification No.)

                7667 Equitable Drive
               Eden Prairie, Minnesota                       55344
         ----------------------------------------            -----
         (Address of principal executive offices)            Zip Code


       Registrant's telephone number, including area code: (952) 975-0001
                                                           --------------

     Securities to be registered pursuant to Section 12(b) of the Act: None
                                                                       ----


        Securities to be registered pursuant to Section 12(g) of the Act:

                      Common Stock, no par value per share
                      ------------------------------------
                                (Title of class)

                               Michael P. Ferderer
                         7667 Equitable Drive, Suite 101
                             Eden Prairie, MN 55344
                                 (952) 975-0001
                               (Agent for Service)

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PART I

ITEM 1.  DESCRIPTION OF BUSINESS

INTRODUCTION

         Inter-Con/PC, Inc. (the "Company") is a development stage company engaged in the design, development and marketing of a personal computer device that uses a television monitor and wireless keyboard rather than a traditional personal computer monitor and keyboard. The Company is in the process of developing a product it calls the TOTEBOOK (the "Set Top Box"). The Company has only developed prototype products, and to date, has sold an insignificant number of these prototype units. The Company also anticipates developing and marketing complementary and peripheral products in conjunction with the Set Top Box. The Company has contracted with various third party entities for the design and development of various components of the Set Top Box, including design, layout and manufacture of the circuit boards, circuit board components and casing for the Set Top Box. The Company has developed two prototype versions of the Set Top Box, the 6000 model which contains a high speed processor, hard drive and a CD/DVD drive, and the 1000 model which is an internet access only unit equipped with a slower processor and no drives. In June 1999, Infopac Systems, Inc. ("Infopac") acquired all of the outstanding common stock of the Company. Unless otherwise indicated, all share amount in this Form 10SB/A reflect a 5-for-1 stock split that occurred pursuant to the merger.

COMPANY HISTORY AND DEVELOPMENT OF THE BUSINESS

         The Company was founded in 1996 by two shareholders, SAC Technologies, Inc. ("SAC") and Michael P. Ferderer, the Company's current Chief Executive Officer and sole Director. The Company was capitalized with limited cash investments and transfers of technology from both shareholders.

         Since its inception, the Company has out-sourced a significant portion of the design and development of the Set Top Box. On November 1, 1996, the Company entered into a technical support and cooperative development agreement with SAC for further development of the Set Top Box. SAC provided technical support for the development of the Set Top Box. In exchange for its services, the Company agreed to pay SAC $15,566 per month for the first six months and $11,667 per month thereafter, for an additional 30 months. On December 31, 1997, the agreement was terminated by the parties.


         In June 1999, the Company acquired the assets of FutureComm, an internet services division of MPF, Inc. ("MPF"), a company wholly owned by Michael P. Ferderer. The Company acquired the name FutureComm and its internet service provider switches, along with its servers, modems, software, subscribers, customer lists and its Customer Service Unit/Demark Service Unit ("CSU"). In return, MPF received 50,000 shares of the Company's common stock, which pursuant to the June 1999 5-for-1 stock split, became 250,000 shares of common stock and a warrant to purchase 50,000 shares of common stock, which pursuant to the 5-for-1 stock split, became 250,000 shares of common stock at an exercise price of $.70 per share. At the time the assets were acquired, it was contemplated that the Company would provide internet access services in connection with the sale of its Set Top Box. However, the Company subsequently decided not to provide these complementary services and is instead focusing its attention and resources on the development, manufacturing, marketing and sale of the Set Top Box. The Company is using the assets acquired, including the servers and modems, to establish and maintain its own internal networks and for testing the Set Top Box. The Company may offer internet access services to interested customers, but will do so through third party internet service providers. The Company has not entered into any agreement with third party providers regarding such services, but anticipates doing so prior to commencing high volume production of the Set Top Box.


         In June 1999, the Company also agreed to acquire FutureComm, Inc., which was owned by Equitable Holdings, Inc. ("Equitable"), a principal shareholder of the Company, a non-affiliated minority shareholder, and Michael
P. Ferderer. In April 1999, Mr. Ferderer surrendered all of his interests in the company back to FutureComm, Inc. The Company agreed to issue 500,000 shares of common stock and a warrant to purchase an additional 500,000 shares of common stock at an exercise price of $.70 per share to FutureComm, Inc.'s remaining shareholders, Mr Braegelmann and Equitable. The transaction was designed to give the Company certain telecommunication related assets, including telephone line switches, telephone licenses,


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NPA/NXX code 612-468, CSU'S paging terminal and the use of the FutureComm, Inc.
name. However, the Company has not issued any stock or warrants pursuant to the FutureComm, Inc. acquisition because FutureComm, Inc. has not yet conveyed the agreed upon telecommunication licenses. The company is currently in discussion with FutureComm, Inc. and anticipates that the matter will be resolved in the near future.

          On June 8, 1999, Infopac acquired all of the outstanding common stock of the Company. For accounting purposes this transaction was treated as an acquisition by the Company of Infopac, and as a recapitalization of the Company. Pursuant to a 5-for-1 stock split, the Company exchanged 3,946,667 shares of common stock and options for 19,733,335 shares of Infopac's common stock. After the transaction, the former shareholders of the Company owned 19,733,335 shares out of 24,064,935 shares of outstanding common stock of Infopac. Infopac had no business, operations, or assets at the time of the acquisition.

         In 1996, to help provide guidance to management and further the research and development process, the Company established an advisory board of approximately 10 members which helps provide marketing and technical guidance to management. The advisory board assists management with marketing presentations, initiating and developing market contacts, market research and development of its marketing plan. The advisory board also provides technical support such as, but not limited to, chip or circuit board development, radio frequency emissions and plastic shielding, heating and case design. The advisory board members are compensated with options to purchase shares of common stock of the Company.

         In 1999, the Company manufactured 270 evaluation units of the Set Top Box. These evaluation units were prototypes of the Set Top Box to be used for testing. In January 2000, 100 of these evaluation units were sold, through a former distributor of the Company, to the Midlothian School in Midlothian, Illinois for $55,000. The Midlothian School is primarily an evaluation site and will allow the Company to evaluate the prototypes under normal use. To date, the Company has serviced and repaired 6 of the units. The units will be replaced by the Company, without any additional cost to the Midlothian School, with a newer prototype model for evaluation later this year.

         On May 12, 2000, the Company entered into a strategic partnership agreement with Maxwood Technologies, Ltd. of Hong Kong, China ("Maxwood") and Nikko Co., Ltd. of Tokyo, Japan ("Nikko"). Pursuant to the agreement, the Company and Nikko formed a marketing and distribution company, Nikko Multi Media Company, LLC, ("Nikko Multi Media") on May 25, 2000. The Company and Nikko each own 50% of Nikko Multi Media. The Company's capital contribution will consist of a $25,000 investment, and a grant to Nikko Multi Media of an exclusive, world-wide right to manufacture, use and sell the Set Top Box. Nikko's contribution will consist of a $25,000 investment, and loans to Nikko Multi Media for operations, the amount of which will be determined pursuant to a budget prepared by Nikko Multi Media and approved by Nikko. The loans will bear interest at 8% per annum, and will be repaid to Nikko from Nikko Multi Media's net profits as agreed by the parties. In addition to the Set Top Box, Nikko Multi Media may also market and distribute various other electronic products and services. Any profits generated by Nikko Multi Media, whether from the sale of the Set Top Box or other products and services will be shared equally between the Company and Nikko.

         Under the agreement, the Company will be responsible for ongoing development engineering, and research and development of new products. Maxwood will be responsible for high volume production design, engineering and manufacturing. Maxwood, will seek out and recommend qualified third party manufacturers to Nikko Multi Media. Both Maxwood and the Company will monitor production and manufacturing. For its services, Nikko Multi Media will pay to both the Company and Maxwood, a fee equal to 5% of the cost of each Set Top Box it sells. The Company is still testing and refining the Set Top Box, and can offer no assurances that it will be able to successfully develop and prepare the Set Top Box for high volume manufacturing. Further, the Company can offer no assurances that it, Nikko, Nikko Multi Media or Maxwood will be able to successfully manufacture the Set Top Box.

         The Set Top Box will be sold exclusively by Nikko Multi Media under any brand names it deems appropriate. However, the Company, Nikko and Maxwood may purchase the Set Top Box directly from Nikko Multi Media and resell it under any brand name not used by Nikko Multi Media. This will result in the Company becoming very dependent upon Nikko Multi Media and Maxwood to manufacture and distribute the Set Top Box. The agreement may be terminated by any party with at least 12 months prior notice.

         The Company currently does not know when the activities contemplated in the joint venture strategic partnership agreement will occur since no time line has been established and will not be established until the next meeting of the Board of Directors of Nikko Multi Media. The Company anticipates, but can offer no assurances, that a meeting of the Board of Directors will be convened toward the end of third quarter or early fourth quarter of this year. The Company anticipates that a development plan for Nikko Multi Media will be adopted at such meeting.

         Other than to the Midlothian School, the Company has not made any other sale of its Set Top Box. The Company


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is completing the research and design phase of the development stage and has commenced pre-production engineering, which includes, among others, detailed review and examination of production costs and methods to develop a means to cost-effectively mass produce the Set Top Box. Further testing of the Set Top Box is required before it enters high volume manufacturing. The Company anticipates, but can offer no assurances, that it will complete pre-production engineering by fourth quarter of this year and hopes to be ready to commence high volume manufacturing by the end of fourth quarter of this year or the beginning of first quarter of the year 2001.

BUSINESS DESCRIPTION

PRODUCTS

SET TOP BOX. The Company is developing its prototype Set Top Box as an alternative to a traditional desktop personal computer ("PC"). The Set Top Box is intended to provide access to the internet and e-mail through a television set for both individual and commercial use. It combines the interactivity of the Internet, the convenience of an ordinary television set, and the functionality of a personal computer. The Company has developed two prototype models, the 1000 and 6000 model (hereinafter collectively referred to as the "Set Top Box"). The prototype 1000 model is being designed to allow a user, through a standard or high definition television set, to:

        o         Access the internet
        o         Receive, write and send e-mail
        o         Access a word processor
        o         Play internet video games or use learning tools

With a simple connection to a telephone line for communication and a television set for display, the Set Top Box is expected to provide low-cost home computing by performing word processing, e-mail, internet games, as well as provide internet access. At a minimum, however, the Company expects that a basic package will include DOS, Microsoft Windows(TM), or Linux operating system, a basic word processing program and a basic spreadsheet program.

         The prototype 6000 model will also be equipped with a high speed processor, a CD/DVD drive and a hard drive. In addition to all the features of the 1000 model, the user will also be able to:

         o        Watch DVD movies
         o        Retrieve software
         o Download software and information from the internet into the hard drive
         o        Save programs and information into the hard drive
         o        Open programs stored on the hard drive

The prototype 6000 model is intended to give the user features found on a PC, but through a much smaller unit and the convenience of a television set. The Company intends that the Set Top Box will provide users with easy access to internet and intranet applications. Depending on the limitations of the internet service provider, users may be able to utilize E-mail, perform search and file transfer functions, execute financial transactions, participate in open forums and interactive advertising, play interactive video games and perform a wide variety of data retrieval and transmission. The model is also expected to support industry-standard PC peripherals such as printers, monitors, hard disk drives and CD-Rom drives.

         The prototype 6000 model Set Top Box is expected to be capable of running many different operating systems, including DOS, Unix, Linux or Windows(TM). However, the DVD system on the prototype 6000 model requires the Microsoft Windows(TM) operating system. The Company's current development plan contemplate that each Set Top Box will not have a specific set of software or a specific operating system. Instead, the Company hopes to permit distributors or the end user to decide which package of software to incorporate into the Set Top Box.

KEYBOARD. Unlike traditional desktop personal computers, the Set Top Box prototypes uses a wireless infra-red keyboard to communicate with the processing unit ("Box"). The wireless keyboard communicates with the Box from a distance without


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the need for wires. Accordingly, a user will be able to use the Set Top Box from the comfort of a sofa or chair without the inconvenience of wires. However, the prototype also permits a hard-wire connection between the keyboard and the Box for users who prefer a wired keyboard.

         If the Company chooses to purchase Set Top Boxes from Nikko Multi Media, it may independently market and sell them under the names "NetCTV," "Cyber Spider," "INTER-CON/PC," "TOTEBOOK" and "P.I.N.TV." It has submitted trademark applications for the above names, of which the mark "Inter-Con/PC" and "TOTEBOOK" has been approved by the United States Patent and Trademark Office. However, with the establishment of its strategic partnership agreement with Nikko and Maxwood, the Company does not anticipate actively marketing and distributing the Set Top Box under its own brand name in the foreseeable future.

LICENSES AND REQUIRED COMPONENTS

         To manufacture the Set Top Box, the Company must obtain various software licenses and hardware components described below. To date, the Company has been unable to secure such licenses or entered into any agreements with manufacturers or suppliers of the necessary components to permit the Company to mass produce the Set Top Box. Failure to obtain such license or secure such components may have a material adverse impact on the Company's business.

SOFTWARE LICENSES. The Company must obtain licenses from various software vendors before it can sell the Set Top Box with pre-installed software. Currently, the Company purchases Microsoft Windows(TM) either from the retail market or a Microsoft vendor for use of the operating system in the prototype Set Top Box. To date, the Company has executed a software license agreement with Websurfer, Inc. ("Websurfer"), for use of their operating system and internet browser. The agreement gives the Company the option to purchase up to 5,000 licenses of the Websurfer operating system and internet browser. The price per license will vary in price from $9.99 to $24.99 per license, depending on the version chosen. The agreement does not obligate the Company to purchase any of Websurfer's products, but does obligate Websurfer to sell at the specified price. However, due to the high per license cost, the Company does not anticipate purchasing software licenses from Websurfer. The Company is currently in discussion with Lineo, Inc., a software company, for use of its operating system and internet browser, but has not procured an agreement. Pursuant to its strategic partnership agreement, the Company anticipates assigning the license to Nikko Multi Media, if consent of the vendor can be obtained.

         The Company also anticipates entering into software license agreements with Microsoft Corporation and Cyrus Intersoft, Inc. ("Cyrus"), a privately held software development company. In 1998, the Company purchased 76,923 shares of common stock of Cyrus for $50,000. The Cyrus software is intended to enable the Set Top Box user to access multiple applications without the need of a hard drive. The Company has had limited discussions with Cyrus, but has not had any discussions with Microsoft. These software license agreements will either be procured by the Company and then transferred to Nikko Multi Media or will be procured directly by Nikko Multi Media. The Company does not know whether it or Nikko Multi Media will be able to successfully negotiate a favorable agreement nor when these agreements will be finalized. It anticipates, but can offer no assurances, that such will occur before the Set Top Box enters high volume manufacturing.

         The Company is currently selecting software that could be used in the Set Top Box. During the third calendar quarter of 2000, the Company expects that either it or Nikko Multi Media will commence negotiating software license agreements for installation of certain software in the Set Top Box. The Company is further conducting certain field tests with prototype units and experimenting with various hardware and software combinations.

HARDWARE COMPONENTS. The Company currently holds an evaluation software license agreement from Mediamatics, Inc. This agreement permits the Company to internally use the DVDExpress(TM) software, which enables decoding of DVD/MPEG-2 data stream for playback using a DVD drive, for testing the Set Top Box and for customer demonstrations. Prior to entering high volume manufacturing, the Company will need to enter into a licensing agreement with Mediamatics for the use, installation, distribution and sublicense of the DVDExpress(TM) software with the Set Top Box.

         The Company must obtain various hardware components from vendors such as Applied Micro Devices, Inc., Intel Corporation or Cyrix Corporation for microprocessors to operate the Set Top Box, or Western Digital Corporation for disc


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drives, and other hardware manufacturers for each Set Top Box it sells. To date, the Company has not entered into any licensing agreements with any of its hardware vendors. Historically, the Company had purchased individual licenses for each hardware component, but will need to enter into licensing agreements with these manufacturers prior to the Set Top Box entering high volume manufacturing. In light of its strategic partnership agreement with Nikko and Maxwood, the Company anticipates that the necessary hardware licenses will be procured by Nikko Multi Media. However, there can be no assurances that the Company or Nikko Multi Media will be able to negotiate an agreement for these licenses.

MARKETING AND DISTRIBUTION

         The Company is in the development stage and has not had any significant sales of its products. The Company's only sale was 100 evaluation prototype Set Top Boxes to the Midlothian School for use in a pilot educational technology program. The Company received $55,000 from the sale. Under the agreement, the Company must service the units until they are replaced with an upgraded model later this year. There have been no other sales of prototype Set Top Boxes, and the Company is not actively selling the Set Top Box as they have not yet been fully developed or tested and are not ready for high volume manufacturing.

         The Company anticipates that its target market for the Set Top Box initially will include consumers seeking some of the functions of a PC with Internet access, but do not desire to expend the money to purchase a complete PC system. The Company believes it has five potential marketing or distribution channels for its products: (1) the consumer electronics industry, targeting individual consumers for home use; (2) original equipment manufacturers ("OEM");
(3) value added resellers; (4) system integrators; and (5) niche markets such as hotels and educational institutions. The Company has had very limited discussions with some of the above market participants but has no agreements with any of these participants to sell any of its products.

         The Company believes that access to the consumer electronics industry will be achieved through leading electronic retailers. The Company has had limited discussions with various leading electronic retailers, including Best Buy Company, Inc. and Circuit City Stores, Inc., regarding the sale and distribution of the Set Top Box. These retailers have expressed interest in the Set Top Box, but have not been interested in purchasing any of the Company's products.

         OEM's are companies engaged in the production or manufacturing of equipment for sale under their own brand name or that of leading consumer product labels. These include companies such as Hewlett Packard and Sony Corporation. Many computer companies engage these original equipment manufacturers to produce computers with their brand name on the devices. The Company hopes that as the internet and set top box industry develops and matures, certain OEM's may be interested in either acquiring or manufacturing the Set Top Box and reselling them under their own brand names.

         A value added reseller is a company that purchases a particular products and adds additional components to change or increase functionality or performance. The Company anticipates that value added resellers will include internet service providers ("ISP") and cable and satellite television providers such as America On-line, CompuServe, Covad Communication Group, Inc. and Charter Communications, Inc. The Set Top Box is complementary to the services offered by this market. Specialized ISP's such as broadband or digital subscriber line ("D.L.") internet access providers may desire to offer the Set Top Box to their customers as an alternative to traditional PC internet access. These ISP's will need to add additional components such as a broadband or D.L. modem to the Set Top Box for it to function pursuant to the services they provide.

         System integrators include network service providers such as Com Plus Services, Inc., who build telecommunication or computer networks such as local area networks (LAN) or wide area networks (WAN). These network providers may, as an additional feature, integrate the Set Top Box into their networks to provide easy access to information. Niche markets include hotels and educational institutions. A hotel might use the Set Top Box as a means for their guests to access the internet, view movies, play video games and access hotel information, as well as conduct business and check out of their rooms if the Set Top Box is integrated into the hotel's telecommunications network. Educational institutions may desire the Set Top Box for various functions such as communication, presentation, and teaching. The Set Top Box will allow educators to communicate with one another or with students who are in different locations via the internet or an intranet network. It can also be used as a teaching tool to obtain information or for presentations. The Company hopes to market its products to


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these potential markets, but there are no assurances that the Company or Nikko
Multi Media will be able to manufacture or sell its products to any of these markets.

         The Company has not yet developed a complete marketing plan or determined which of the foregoing markets or marketing methods hold the best potential for successful commercialization of the Set Top Box and the Company's future products. The Company hopes to penetrate these markets through networking, referrals, and general business contacts, with a heavy emphasis on trade shows where, to date, the Set Top Box has been received favorably. The Company may use distributors and independent sales representatives, and personal contacts obtained at trade shows and other industry connections to sell to these markets. However, the Company is currently not selling any Set Top Boxes and has not entered into any serious discussion with any participants in the above markets. Further, in light of its strategic partnership agreement, the Company anticipates it will be heavily dependent upon Nikko Multi Media to manufacture, market, sell and distribute its products and will not independently market the Set Top Box.

         The Company currently has a few independent distribution or marketing agreements with various distributors and resellers. These agreements were primarily a means for the Company to conduct market research and to gauge the level of interest the market had for its products. The intent was to have these agreements in place to allow for immediate distribution of the Set Top Box when the Company begins high volume manufacturing. These agreements do not compel either the Company or the distributor to buy or sell a select number of Set Top Boxes, but merely states the Company's willingness to sell Set Top Boxes to the distributor. The Company is not obligated to fill any orders submitted, nor is it obligated to deliver any Set Top Boxes ordered. The Company anticipates assigning these distribution agreements to Nikko Multi Media.

COMPETITION

COMPETITORS. The market for interactive devices that run PC programs on standard television sets is new, rapidly evolving and intensely competitive. The Company expects competition to intensify and the number of competitors to increase in the future. In addition, the broader personal computer and Internet access industries are intensely competitive. The Company believes that competition could potentially come from six different product or service segments: (a) internet access only devices; (b) cable and satellite TV set top boxes; (c) personal computers; (d) PC and internet set top boxes; (e) gaming consoles; and
(f) internet service providers.

         Competition from the internet access only devices include manufacturers and distributors of internet access only set top boxes and wireless internet access devices. Competitors from this segment include Microsoft WebTV, Sony WebTV, Philips WebTV, Uniview Technologies, WebSurfer, Eagle Wireless and numerous other internet access only set top box manufacturers or distributors. Wireless internet access devices are relatively new products that just recently entered the market. These devices have very limited graphical capabilities and are not able to produce the visual effects that a set top box produces. Competitors from this segment include Palm, Inc. and cellular or digital phone manufacturers. Nearly all of these competitors are larger than the Company, have existing successful products, have technology, sales, marketing and distribution networks that are superior to the Company's. These competitors also have greater resources and access to capital than the Company.

         The use of cable satellite television set top box is also relatively new to the market. These manufacturers include General Instruments, Scientific Atlanta, EchoStar and DirectTV. Unlike the Company's Set Top Box, these competitors primarily manufacture set top boxes which are restricted to use only with cable or satellite television services. Further, to use these products, consumers must already have cable or satellite television service and are often required to purchase internet access from their cable or satellite television provider.

         The personal computer is perhaps the oldest and most recognized form of internet access. This segment produces products which often exceed the functions offered by the Set Top Box. However, users cannot use their television set as a monitor and are required to purchase separate monitors or are limited to monitors which accompany their laptop. These monitors often are very expensive, and do not offer the graphical quality found on a television set. Personal computers and laptops are often more complicated to use and cost significantly more than the Set Top Box.


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         The PC and internet access set top box segment produces products which will be direct competitors of the 6000 model Set Top Box. The Company is currently aware that TVPC, Uniview Technologies, Eagle Wireless and Avastar Technologies produce products similar to the 6000 model Set Top Box. These companies produce set top boxes which provides internet access through a television set, as well as PC functions such as word processing and spreadsheet, a high speed processor, hard drive and CD/DVD drive.

         The gaming consoles segment is a rapidly changing market filled with new innovations. Some of these consoles allow internet access, gaming and CD-Rom functions. These competitors include, among others, Sega Enterprises, Ltd. and Sony Corporation. Sony is also in the process of developing a new gaming console which will, among other features, offer DVD capabilities through a standard television set.

         The Company also anticipate that as technology continues to develop and acceptance of the internet continues to grow, ISP's such as America-On-Line, Inc. ("AOL"), Earth Link, Inc., CompuServ, Prodigy and various others may seek to enter the set top box market. A set top box would compliment the services these companies offer and provide them access to new markets which would otherwise be unreachable due to the complexity and higher cost of PC systems and laptop computers. Currently, the Company estimates that it is aware of approximately 60 competitors that manufacture or distribute set top boxes.

COMPETITIVE FACTORS. The Company believes that the principal competitive factors in its market are brand name recognition, product quality, variety of value-added services, ease of use, price, availability of customer support, reliability, and technical expertise. Many current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater resources than the Company. In addition, smaller competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the internet and other online services increase. Certain competitors may be able to secure attractive hardware and software licenses from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources than the Company.

         The Company believes, but can offer no assurances, that it will be able to effectively compete in the industry because of the unique mix of features and services offered by its Set Top Box. Both models will be equipped with a wireless keyboard that will enable users to operate the unit without being hindered or restricted by wires. The 6000 model is compatible with a variety of operating systems and provides unique features such as opening, saving and downloading files, ability to run PC software (subject to memory and storage requirements) and video conferencing. It will also contain numerous peripherals for attaching printers or joysticks, universal serial bus slots and expansion slots.

MANUFACTURING

         To date, the Company has several working prototypes of its Set Top Box, which need further testing and refining. In collaboration with Nikko and Maxwood, the Company intends to manufacture 400 evaluation units. The Company anticipates its manufacturing role will be limited to, in collaboration with Nikko, selecting a manufacturer recommended by Maxwood and, in collaboration with Maxwood, reviewing and monitoring production quality and costs.

         To date, high volume manufacturing of the Set Top Box has not yet begun and the Company does not know when or if such will begin and can offer no assurance that the Set Top Box will ever be ready for high volume manufacturing. The Company does not know what actual costs of manufacturing may be and is unable to establish a manufacturer's suggested retail price ("MSRP") for either model of the Set Top Box. In addition to manufacturing costs, the price of each Set Top Box will also depend on the software that is incorporated with, and pre-installed into each unit. Accordingly, until manufacturing and pre-installed software costs are determined, the Company cannot price its products.


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SUPPLIERS

         When manufacturing prototype Set Top Boxes, including those provided to the Midlothian School, the Company has historically relied on MNC International, Inc. ("MNC") and various other vendors to design, supply and fabricate the circuit boards currently employed by the Set Top Box. The Company purchased other components such as the Advance Micro Devices processor, hard drive, CD/DVD drive and infra-red sensors from the various manufacturers of each component or an authorized reseller.

         The Company will not manufacture any of the components used in the Set Top Box and intends to rely on vendors to supply all of the components needed to manufacture its products, including certain components with lead times of up to eight (8) weeks or more. There are a number of significant risks involved in relying on outside vendors to supply the components for the Company's products, including, but not limited to, lack of availability of the components, delivery delays or interruptions, manufacturing delays, and uncertainty relating to the quality and price of the components. Any interruption in the supply or increase in the costs of such components by third party suppliers and vendors could materially and adversely affect the ability of the Company's manufacturers to efficiently manufacture the Set Top Box and may hinder the Company's ability to compete effectively.

         In addition, certain components may become unavailable if their suppliers discontinue production of such components. If such occurs, the Company may be forced to seek out new suppliers, obtain new replacement components, design and develop new replacement components or redesign the Set Top Box for use with other components available on the market. If such occurs, the Company's business will be adversely affected.

         In light of its strategic partnership agreement with Nikko and Maxwood, the Company anticipates that Nikko Multi Media, with assistance from the Company, Nikko and Maxwood, will procure all necessary supplier contracts. Neither the Company or any of its partners have entered into any agreements with any supplier to manufacture or supply the necessary components to manufacture the Set Top Box. These contracts must be procured before high volume manufacturing begins. There has been no discussion with any supplier and the Company can offer no assurances that these suppliers can be found or it will be able to reach an agreement with any supplier.

RELIABILITY AND PRODUCT WARRANTY

         The Company has developed two versions of the Set Top Box, the 1000 model which provides internet access only, and the 6000 model, which contains a high speed processor, hard drive and a CD/DVD drive. Both versions, however, need further field-testing and refinement. Review and analysis of the performance of either model is limited because the Company has only been able to conduct limited testing of its prototype units. The Company has not conducted any field testing to determine problems or other reliability issues. Furthermore, since the components used in the Set Top Box are supplied by outside vendors, the Company has little, if any, data regarding the maintenance and reliability of such components. If the Set Top Boxes require significant service or maintenance after sale, then the Company's business may be adversely affected.

         To be competitive, the Company anticipates that a limited manufacturer's warranty will be provided with its products. Although the Company has not yet determined the specific conditions of such limited warranty or the reliability of the Set Top Box, the Company expects that future maintenance, repair or replacement will be required. Such maintenance, repairs or replacements may adversely effect the Company's financial condition and reputation. The Company anticipates that any warranty work will be handled by the manufacturer that the Company contracts with to manufacture the Set Top Boxes. Because the Company has not commenced high volume manufacturing of its products, it has little information on product reliability or warranty.

INTELLECTUAL PROPERTY RIGHTS

         Currently none of the Company's technology is patented. In 1997, the Company applied for a United States and Singapore patent on the Set Top Box under the description "Set Top Computer." In January 2000, the Company filed an amended application to incorporate its new board designs. The application is still pending and the Company does not know when or if it will be approved. However, even if the application is approved, the Company does not know if it will have the resources to protect the patent. Further, regardless of the Company's ability to obtain and protect its patent, others may develop similar know-how, concepts, and ideas in competition with the Company. The Company further believes that patent protection, if any, may be limited because of the scope of prior uses and publications made by others regarding the components used in the Set Top Box.

         The Company is not aware of any infringements the Set Top Box may have on any existing or pending patents, but offers no assurances that such infringement has not or will not occur. If the Set Top Box or any component thereof should infringe upon any patent or proprietary rights of others, the Company may be liable for damages, including injunctions from further manufacturing or marketing of the Set Top Box. If this occurs, the Company's business will be materially and adversely effected.

         The Company has also filed trademark applications with the United States Patent and Trademark Office to trademark the following:

         o        CYBERSPIDER
         o        MUXPANEL
         o        PINTV
         o        PINTV PC PERFORMANCE TV CONVENIENCE
         o        INTER-CON/PC
         o        PICK TV
         o        PC PERFORMANCE INTERNET-CONNECTIVITY NETWORK CAPABILITY TV
                  CONVENIENCE
         o        THE PC WITH A SET TOP BOX ATTITUDE
         o        THE SET TOP BOX WITH PC ATTITUDE
         o        TOTEBOOK
         o        IPC
         o        GET A HANDLE ON IT
         o        GET A HANDLE ON LIFE

The Company has received approval for the INTER-CON/PC and TOTEBOOK mark from the United States Patent and Trademark Office. The remaining marks have not been approved and the Company is currently unable to determine when such approval will be granted or if they will be granted at all.

REGULATORY REQUIREMENTS

FCC CERTIFICATION. Prior to selling the Set Top Box in the United States, the Company will need to obtain FCC certification, which it intends to seek later this year. This requires submitting the Set Top Box to an independent laboratory for testing. Testing will take approximately one day, and often can be done shortly after the product is submitted. If the Set Top Box satisfies FCC requirements, an FCC certificate will be issued. The Company anticipates, but offers no assurances, that FCC certification can be obtained within approximately one week from the time the Set Top Box is submitted to an independent laboratory for testing. The Company anticipates, but can offer no assurances, that it will seek FCC approval for the Set Top Box in the third quarter of 2000. The Set Top Box has undergone FCC testing on one prior occasion, but failed electromagnetic radiation testing because of its plastic casing. The Company is developing new casings for the Set Top Box which it believes will eliminate possible electromagnetic radiation problems. The Company believes, but offers no assurances, that the Set Top Box will satisfy FCC requirements.

FOREIGN REGULATORY REQUIREMENTS. If the Company is able to expand into foreign markets, then other testing may be required to satisfy foreign regulatory requirements, if any, of each foreign market the Company enters. The Company currently does not know which foreign markets, if any, it will sell the Set Top Box and is therefore unable to determine what other regulatory requirements, if any, it must satisfy.

FOREIGN NON-REGULATORY REQUIREMENTS. In addition, the Set Top Box may need to satisfy certain non-regulatory approval to effectively compete in certain foreign markets. Non-regulatory requirements are certifications which are not necessary to sell the Set Top Box in the country, but is required from a marketing stand point. This may include, among others, obtaining a "CE" marking in the European Union. The CE Marking is not required to sell a product in the European Union, but the marking is so common for electronic products that without it, the Company will not be able to compete in this market. However, since the Company is currently unable to determine which foreign markets, if any, it will enter, it is currently unable to determine what other non-regulatory requirements, if any, it must satisfy.

UL LISTING REQUIREMENTS. The Company does not anticipate obtaining certification from Underwriters Laboratories, Inc. ("UL") for the Set Top Box. The Company has determined that in the United States, the only component of the Set Top Box which requires UL listing is the power supply, which will be an external component separate from the Set Top Box itself. The Company will only purchase UL listed power supplies from vendors who have UL listing for their products. The Company believes that because the power supply will be an external component, the Company will not need to obtain separate UL listing for the Set Top Box.

RESEARCH AND DEVELOPMENT

         The goal of the Company is to contract for research and development of the Set Top Box and other products. Research and development expenditures will not only be for new product developments but also for upgrading and improving existing products. For the period ended December 31, 1998 and December 31, 1999, the Company spent approximately $731,362 and $165,098, respectively, on research and development. The Company anticipates that further development and enhancement will be necessary to bring the Set Top Box to market.

EMPLOYEES

         The Company has 8 full-time employees and 4 part-time employees. The Company is not subject to any collective bargaining agreement and does not anticipate any significant changes in its personnel structure.

ADDITIONAL RISK FACTORS

         Investment in the company is highly speculative, involves a high degree of risk and is suitable only for investors: (a) who have a continuing high level of annual income and a substantial net worth, (b) who can afford to bear that risk, and (c) who have no need for liquidity from this investment. Each prospective investor should carefully consider the information presented in this registration or incorporated by reference into this registration, including without limitation the following additional risks summarized below, and should consult his own legal and financial advisors with respect thereto.

NEW BUSINESS; ABSENCE OF OPERATING HISTORY

         The Company has virtually no sales of its products. It is a development stage company with very little operating history and very limited operating capital. It is subject to all the risks inherent in the commencement of a new business enterprise. Additionally, the Company has very little business history that investors can analyze to aid them in making an informed judgment as to the merits of an investment in the Company. Any investment in the Company should be considered high risk because the company may encounter unforeseen costs, expenses, competition and other problems which most development stage companies often encounter. The Company's prospects for success must be considered in light of the risks, expenses and difficulties encountered in establishing a new business in a highly competitive industry confronted with rapid technological development.

CONTINUED DEVELOPMENT REQUIRED

         The Company is completing research and development of the Set Top Box and is commencing pre-production engineering. Further testing and refining of the Set Top Box is required before entering high volume manufacturing. The Company has not obtained necessary FCC approval for commercialization of its products. The Company had made one attempt to obtain FCC approval, but the product failed due to excessive heat and electromagnetic radiation. The Company has developed new designs to correct for the problem. The Company believes, but can offer no assurances, that the Set Top Box will satisfy FCC requirements. It is possible that further design of the motherboard and plastic case will be required.

Thorough field testing of the product has not been completed, and it is possible that such tests may reveal the need for additional modifications to the Set Top Box.

NO ASSURANCE OF FUTURE PROFITABILITY; FACTORS AFFECTING FINANCIAL PROJECTIONS

         There can be no assurances that the Company will be able to successfully develop its products and bring them to market or that the Set Top Box will perform as the Company anticipates. Further, there are no assurances that the Company's assessments regarding development of its products, the market size, market share, or market acceptance of the Company's products are correct. Any future success of the Company will depend upon many factors, including factors which may be beyond the control of the Company or which cannot be predicted at this time. There can be no assurance that the Company will ever successfully develop its product or achieve profitability.

DEPENDENCE ON THE INTERNET; UNCERTAIN ADOPTION AS A MEDIUM FOR COMMUNICATION AND COMMERCE

         A key function of the Set Top Box is its ability to access the internet. Rapid growth in the use of and interest in the internet is a recent phenomenon. The products are highly dependent upon the increased acceptance and use of the internet as a medium for communication and entertainment. Many critical issues concerning use of the internet, including security, cost, adaptability, complexity of use and quality of service, still remain and may hinder its continued expansion. If use and acceptance of the internet does not continue to rapidly grow, the Company may be materially and adversely effected.

CAPITAL REQUIREMENTS; LIMITED SOURCES OF LIQUIDITY

         The Company has very limited cash or cash equivalents and requires substantial capital to pursue its operating objectives and maintain its current level of operations. Without additional funding, the Company will not be able to satisfy its current debt obligations and fund its operations. Management plans to pursue additional financing through the issuance of debt or common stock, but offers no assurances that it will be able to successfully obtain such funds. If additional funding is not obtained, it is doubtful that the Company will be able to continue as a going concern.

TECHNOLOGY CHANGES

         The Company competes in a highly competitive industry confronted with rapid and constant technological changes. The internet is a relatively young development and new technology relating to its use and performance are constantly being developed. Development by others of new or improved products or technologies may make the Company's products obsolete or less competitive. There can be no assurance that the Company will be able to develop a commercial market for its products in response to future technology advances and developments.

DEPENDENCE ON FOUNDER; NEED FOR ADDITIONAL QUALIFIED PERSONNEL

         The foundation of the Company's business has been based upon the ideas and contacts of its co-founder and Chief Executive Officer, Michael P. Ferderer. Mr. Ferderer, however, has limited experience in operating a business. Although Mr. Ferderer has knowledge of the telecommunications industry, his experience in the computer or internet related industry is minimal. Mr. Ferderer's background and abilities are in marketing and sales and not the operations, management or finance of a business. The Company does not have personnel with any significant finance and accounting background. The Company does not have any personnel who is familiar with generally accepted accounting principals to prepare, monitor and organize its books and records. The Company has had difficulties properly maintaining its books and records.

         The Company must hire additional personnel to grow and develop the Company and its products. The Company plans to hire additional personnel, but can offer no assurances that it will succeed in hiring and retaining qualified personnel. The loss of qualified personnel or the inability to hire and retain qualified personnel may have a material adverse effect on the Company and its business.

DEPENDENCE ON NIKKO, MAXWOOD AND NIKKO MULTI MEDIA

         The Company has granted Nikko Multi Media, a exclusive world-wide right to use, manufacture, market and distribute the Set Top Box and its related products. The Company will be dependent on the efforts of Nikko Multi Media, with the assistance of the Company, Nikko and Maxwood, to manufacture, market and distribute its products. The Company's sole source of revenue will be 5% of the cost of each Set Top Box unit sold by Nikko Multi Media and its 50% interest in Nikko Multi Media. Any distributions from Nikko Multi Media will require the consent of Nikko and is made after repayment of loans made by Nikko. The Company can offer no assurances that Nikko Multi Media will be able to successfully manufacture, market and sell any of its products or that Nikko Multi Media will ever become profitable. Further, even if Nikko Multi Media does become profitable, there can be no assurances that any of the profits will be distributed to the Company in the foreseeable future.

CONDITION OF RECORDS

         The Company is a development stage company and has limited resources to dedicate to record keeping. All records are maintained at the Company's principal office in Eden Prairie, Minnesota. The Company does not have sufficient qualified personnel to properly maintain and organize the Company's records. The Company hopes to hire additional personnel to properly maintain and organize all of its records. There can be no assurances that the Company will be able to hire such personnel or that such personnel will be able to successfully maintain or organize all of the Company's current and future records.

CONFLICTS OF INTERESTS

         There are several potential conflicts of interest that exist between the Company and related parties, including but not limited to: (i) Mr. Ferderer, who is the Chief Executive Officer, sole director and principal shareholder of the Company, (ii) Mr. Ferderer's spouse, Pamela J. Holl is the Vice President of Engineering and Operations of the Company, (iii) Mr. Ferderer's daughter is an employee of the Company, (iv) MPF, Inc., a company wholly owned by Mr. Ferderer is a party to several transactions with the Company, (v) FutureComm, Inc., a company owned by Mr. Ferderer, a non-affiliated minority shareholder and Joe Novogratz, a principal shareholder of the Company, is a party to a transaction with the Company, (vi) the Company leases office, warehouse and production space from Equitable Holdings, Inc., a company wholly owned by Mr. Novogratz, and (vi) Michael Pint and Thomas Schrade, both principal shareholders of the Company are parties to transactions with the Company. Many transactions between the Company and these parties have not been approved by independent directors and may not be at arms-length.

PRODUCT LIABILITY RISKS

         The Company must inherently face risks of exposure to product liability. Currently, the Company does not maintain product liability insurance. The Company may, in the future, attempt to obtain product liability insurance to minimize its exposure. However, such insurance is expensive and the Company can offer no assurance that it will be able to procure such insurance. A successful product liability claim in the absence of adequate insurance will have a material adverse effect on the Company and will threaten its ability to continue to exist.

PENNY STOCK REGULATION

         The Company's common stock is a penny stock within the meaning of the SEC rules. See section entitled "Penny Stock Regulation" in Item 8.


ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS

PLAN OF OPERATION

         Historically, the Company has relied upon private sales of bridge notes, notes payable, and equity securities to investors, as well as upon capital contributions and advances from existing shareholders and employees to fund its operations.

To date, the Company has raised over $4.5 million from these transactions and has incurred a substantial amount of debt. The Company does not have adequate funds to commercially produce, market and sell its products. The Company does not believe that it has sufficient funds available to satisfy its debt obligations and operating needs for the next twelve months and will need to raise additional funds in order to support such operations. The Company believes, but can offer no assurances, that it will be able to defer some of its current liabilities, and estimates that its cash flow requirement for the next twelve months is as follows:

         Research & Development                                      $  123,000

         Legal and Accounting Fees                                   $  118,000

         Repayment of current liabilities, interest and obligations  $  312,000

         Trade Shows                                                 $   35,000

         Payroll                                                     $  516,000

         Monthly Operating Expense (rent, utilities, etc.)           $  120,000

         Consulting Fees                                             $   50,000

         Capital contribution to NIKKO Multi Media, Inc.             $   25,000

         Travel                                                      $  100,000

         Miscellaneous Expenses                                      $   78,000
                                                                     ----------

TOTAL                                                                $1,477,000

         For the period ended December 31, 1999, approximately $165,098 was spent on research and development. However, additional financing will be required to complete development and enhancement of the Set Top Box and to bring them to market. For the next 12 months, the Company anticipates spending approximately $123,000 on research and development. However, the Company can offer no assurances that this amount will be sufficient to complete research and development. The Company has commenced pre-production engineering and anticipates, but offers no assurances, that the Set Top Box will be ready for high volume manufacturing later this year. The Company hopes, but offers no assurances, that it will begin generating revenues from the sale of the Set Top Boxes near the end of fourth quarter 2000 or the beginning of first quarter 2001.

         The Company does not anticipate any significant sales or purchases of plant or equipment that may materially impact its financial condition. The Company may hire additional personnel, but does not anticipate any significant changes to the number of its employees.

LIQUIDITY AND CAPITAL RESOURCES

         For the years ended December 31, 1998 and December 31, 1999, the Company had negative cash flows from operating activities of ($1,303,814) and ($966,692), respectively. This includes expenditures of $731,362 and $165,098 for research and development during the period ended December 31, 1998 and 1999, respectively. The Company expensed $1,275,858 and $1,437,669 on payroll, contract labor and general and administrative expenses during the period ended December 31, 1998 and 1999, respectively. Of this amount, for the period ended December 31, 1998 and 1999, $139,908 and $107,890, respectively was attributable to depreciation and amortization, which does not impact cash flow. The Company paid part of its payroll and administrative expenses through the issuance of common stock, options and warrants in the amount of $26,250 and $319,378 for the year ended December 31, 1998 and 1999, respectively. In 1998, the Company reduced pre-paid expenses by $31,018 and deferred payment of certain obligations which increased accounts payables and accrued expenses by $514,685. In 1999, the Company reduced pre-paid expenses by $51,786 and deferred payment of certain obligations which increased its account payables and accrued expenses by $71,272. Also in 1999, a non-cash impacting write-off of $87,645 was recorded for the write-off of the Flagstick note receivable.

         In 1998 the Company made an investment of $100,000 in a note receivable from Flagstick and $50,000 in common stock of Cyrus. The Company received a payment of $25,000, of which $14,505 was applied principal and $10,495 to accrued interest, from Flagstick. The Company accrued interest of $2,150 on the note in 1998. The Company has not received any other payments on the note. Along with investments in property and equipment of $11,360 and $3,006 for the period ended December 31, 1998 and 1999, the Company's net cash flows from investing activities for such periods were ($149,005) and ($3,006), respectively. In 1999, the Company also acquired $112,892 worth of property and equipment through the issuance of its common stock.

         The Company has historically financed its operations through the issuance of bridge notes, notes payable and common stock. In 1998, proceeds of $818,890 were received through the issuance of notes payables, of which $102,641 were from related parties. The Company paid debt placement costs of $115,848 and repaid $1,555 of principal on the notes. In 1999, $916,103 was raised through the issuance of notes payables and $127,500 from the issuance of common stock and warrants. The Company also repaid $38,885 of its notes payable. For the period ended December 31, 1998 and December 31, 1999, the Company had positive cash flows of $701,487 and $1,004,718 from financing activities. In 1999, $1,221,250 of bridge notes and notes payables were converted into common stock of the Company.

         The Company is still in the development stage and its products are subject to rapid changes in technology. From its inception, the Company has never had any significant sales of its products and had more expenses than income in each year of its operations. The accumulated deficits at December 31, 1998 and December 31, 1999 were ($3,816,286) and ($5,475,619), respectively.
Management anticipates that net losses will continue in the foreseeable future. The Company has been able to maintain a positive cash position solely through financing activities. The Company's total current liabilities significantly exceed its total assets. As of December 31, 1999, the Company's cash and cash equivalents totaled $37,778. It had current assets totaling $38,659 and total current liabilities of $1,326,546. Additional financing will be necessary to complete development of the Company's products and to bring them to market. As a result, the independent auditor has issued a going concern opinion and has expressed substantial doubt regarding the Company's ability to continue as a going concern.

         Subsequent to year end, the Company has raised $1,629,000 through the sale of 5,618,560 shares of common stock. The Company believes the capital infusion will help cover current liabilities and operating expenses for calendar year 2000, but will not relieve it of the need to raise additional funding. As of December 31, 1999, the Company's total current liabilities were $1,298,416, excluding $28,130 in deferred revenues. The Company will require approximately $370,662 just to service its notes payable. The Company does not believe that it has sufficient funds available to satisfy its current obligations and to fund its calendar year 2000 operating expenses. Management plans to continue to pursue additional financing through the issuance of debt or common stock. It anticipates that this will be accomplished through another round of private placements. There are currently no identifiable source of funding and the Company anticipates seeking the assistance of an investment firm to help secure viable sources of capital. If additional capital is not secured, there is substantial doubt as to whether the Company will be able to continue as a going concern for the remainder of calendar year 2000.

         The Company anticipates, but can offer no assurances, that it will begin generating revenues from Nikko Multi Media during the end of fourth quarter 2000 or early first quarter 2001, but such revenues alone may be insufficient to satisfy its current liabilities and operating expenses for the next 12 months. The Company believes, but offers no assurances, that if it can successfully develop its products, proceed with high volume manufacturing and if Nikko Multi Media successfully commences distribution of its products, it will be able to generate revenues that should enable it to continue as a going concern after the year 2000.

         Other than as described above, there are no known trends, events or uncertainties that are likely to have a material impact on the short or long term liquidity of the Company. The primary source of liquidity in the future will be additional financing and sales of its products. Other than $25,000 to capitalize Nikko Multi Media, there are no material commitments for capital expenditures. The Company currently does not know when it will make its $25,000 contribution to Nikko Multi Media. This commitment is expected to be determined at the next meeting of the Board of Directors of Nikko Multi Media. The Company anticipates, but can offer no assurance, that the next meeting of the Board of Directors of Nikko Multi Media will be held toward the end of third quarter or early fourth quarter of this year. There are no known trends, events or uncertainties reasonably expected to have a material impact on the revenues or income from continuing operations of the Company. Any income or loss generated will be from continuing operations and there are no seasonal aspects to the business of the Company.


ITEM 3.  PROPERTIES

         The Company leases office, warehouse and production space located at 7667 Equitable Drive, Eden Prairie, Minnesota from Equitable Holdings, Inc., a principal shareholder. Other than cash or cash equivalents, intangibles and trade show equipment and displays, all of the Company's property and equipment are located at the above address. As of December 31, 1999, the Company had, valued at cost, equipment of $81,755 and leasehold improvements of $101,887 less accumulated depreciation of $51,024. Equipment consists primarily of office equipment, furniture and fixtures, and production and testing equipment, all of which are in good working condition. Leasehold improvements includes costs incurred to modify the leased space to meet with the Company's requirements and are permanently fixed to the real estate. None of the leasehold improvements is salvageable if the Company is unable to renew its lease or moves to a new location.

         The Company's trade show equipment and displays are located at Tiberti Mini Storage, 4780 Valley View, Las Vegas, Nevada. These consist primarily of television sets, rugs, monitors, display booths and miscellaneous trade show materials. These property are secure and are in good working condition. The Company estimates these property have a fair market value of less than $20,000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following information discloses security ownership of certain beneficial owners and management as of September 8, 2000.


Name and Address of                       Number of
 Beneficial Owner                        Shares(1)(2)   Percent (%) of Shares(1)
-------------------                      ------------   ------------------------

Michael P. Ferderer                      6,625,005(1)            19.2%
7667 Equitable Drive, Suite 101
Eden Prairie, Minnesota 55344

Pamela J. Holl                              75,833(2)              .2%
7667 Equitable Drive, Suite 101
Eden Prairie, Minnesota 55344

Thomas Schrade                           6,374,330(3)            18.5%
23 Cascade Creek Lane
Las Vegas, Nevada 89113-1245

Michael Pint                             2,511,973(4)             7.3%
1235 Yale Place
Minneapolis, Minnesota 55403


                                       16


Equitable Holdings, Inc.                 1,738,335(5)             5.1%
c/o Joseph Novogratz
7667 Equitable Drive
Eden Prairie, Minnesota 55344

All Officers and Directors as a Group    6,700,838               19.4%

(1) Mr. Ferderer holds 6,000,005 shares in his name. The total includes 250,000 shares held by MPF, Inc., a company wholly-owned by Mr. Ferderer, options for 125,000 shares held by Mr. Ferderer and warrants for 250,000 shares held by MPF, Inc. which are exercisable within 60 days of September 8, 2000. Mr. Ferderer's total excludes shares held by his wife, Pamela J. Holl.

(2) Ms. Holl holds 25,000 shares in her name. The total includes options for 33,333 shares and warrants for 17,500 shares which are exercisable within 60 days of September 8, 2000. Ms. Holl's total excludes shares held by her husband, Michael P. Ferderer.

(3) Mr. Schrade holds 6,000,000 shares in his name. The total includes options for 1,000 shares and warrants for 373,330 shares exercisable within 60 days of September 8, 2000.

(4) Mr. Pint holds 2,375,079 shares in his name. The total includes 20,000 shares held by his children, options for 40,000 shares and warrants for 76,894 shares exercisable within 60 days of September 8, 2000.

(5) Equitable Holdings, Inc. is wholly owned by Joseph Novogratz, who holds 1,443,335 shares. The total includes options for 120,000 shares and warrants for 175,000 shares exercisable within 60 days of September 8, 2000.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The officers and directors of the Company are:

Name                    Age      Offices
----                    ---      -------

Michael P. Ferderer     53       Chairman of the Board and sole director,
                                 Chief Executive Officer and Secretary

Pamela J. Holl          50       Vice President of Engineering and Operations


         Following is a brief summary of the business experience of each of the officers and directors of the Company.

         MICHAEL P. FERDERER -CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND SECRETARY

         Michael P. Ferderer has been Chairman and Chief Executive Officer of the Company since its inception. His career assignments include 25 years with US West, specializing in land-line communication products to the wireless communications industry as an Account Manager as well as a host of other supporting assignments. Prior to joining US West, Mr. Ferderer served with the United States Navy and Naval Reserve working primarily on communications. Mr. Ferderer attended the University of Minnesota where he obtained his degree in business and Labor Relations.

         PAMELA J. HOLL -VICE PRESIDENT OF ENGINEERING AND OPERATIONS

         Pamela J. Holl is the spouse of Michael P. Ferderer and joined the Company in June of 1999. Prior to joining the Company she served as a consultant in computer telephony integration for various companies. Ms. Holl's 27-year career includes experience in telecommunications, project management and enterprise resource planning. She is a graduate of the University of Minnesota and the University of Minnesota's Carlson School's Minnesota Management Institute.

ITEM 6.  EXECUTIVE COMPENSATION.

COMPENSATION SUMMARY

         The following table shows the compensation earned for services rendered in all capacities to the Company by the Chief Executive Officer and the other most highly compensated executive officer of the Company whose salary and bonuses exceeded $100,000 for the year ended December 31, 1999 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM
                                    ANNUAL COMPENSATION     COMPENSATION AWARDS
                                   ---------------------   ---------------------
NAME AND                  FISCAL                           SECURITIES UNDERLYING
PRINCIPAL POSITION         YEAR    SALARY          BONUS     OPTIONS (# SHARES)
------------------         ----    ------          -----     ------------------
MICHAEL P. FERDERER        1999    $100,000        $0             0
Chairman of the Board      1998    $100,000        $0             125,000
Chief Executive Officer    1997    $100,000        $0             0
and Secretary

         Mr. Ferderer was not granted any options during the year ended December 31, 1999. Mr. Ferderer did not exercise any options during the year ended December 31, 1999.

EMPLOYMENT AGREEMENTS

         On January 1, 2000, the Company entered into an employment contract with Mr. Ferderer to employ him as Chief Executive Officer for 5 years at $100,000 per year along with benefits and discretionary bonuses to be awarded at the sole discretion of the Board of Directors. To date, the Company has not paid any bonuses to Mr. Ferderer. The agreement contains an 18 months non-compete clause or if termination is without cause, then for the period of time during which "termination pay," as defined below, is paid by the Company.

         Pursuant to the agreement, the Company cannot terminate Mr. Ferderer except for cause, such as failure or refusal to perform duties of employment for a period of 15 days after written notice from the Company, gross misconduct relating to dishonesty or misappropriation of Company property, theft, conviction of a crime, acts of disloyalty, or breach of the employment agreement, including duties of confidentiality and non-disclosure.

         If employment is terminated in the event of death, the Company shall pay to a designated beneficiary or to Mr. Ferderer's estate, his base salary for a period of 3 months after death. If employment is terminated because of disability caused by injury or illness and Mr. Ferderer is unable to render services for a period of 90 days, then the Company shall continue to pay him his base salary during the period of disability for a period of 3 months following termination of employment. If termination is for cause, then the Company must compensate Mr. Ferderer for all services rendered but not yet paid, including accrued vacation and benefits. If Mr. Ferderer is terminated without cause, he would be entitled to receive "termination pay" equal to his remaining base salary plus health and dental insurance which would otherwise be payable over the remainder of the employment agreement and to participate in any compensation, pension or profit sharing plan established by the Company. Such payment must be made, at the discretion of Mr. Ferderer, either in semi-monthly installments or as a lump sum payment based upon the present value of the future payments.

COMPENSATION OF DIRECTORS

         The Company currently has no outside directors. In 1997, 1998 and 1999, the Company did have outside directors. In the past, the Company granted options to outside directors. Outside Directors receive no cash compensation for their services on the Company's Board of Directors. However, each outside director was granted an option to purchase 120,000 shares of the Company's common stock on the date he or she becomes a director at an exercise price equal to fair market value at the time of grant. The options will vest and become exercisable at a rate of 1/3 after 6 months from the date of grant, 1/3 after 12 months from the date of grant and the remaining 1/3 after 24 months from the date of grant. On the date of each annual meeting of the shareholders, each outside director will automatically receive an option to purchase 30,000 shares of the Company's common stock at an exercise price equal to fair market value on the date of grant. Such options will vest and become exercisable after six months from the date of grant. All vested options granted to outside directors will expire the shorter of 10 years from the date of grant or 5 years after the holder ceases to be a director. Employee directors of the Company are not compensated for their service on the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

         Since its origin, the Company has engaged in several transactions with related parties. The Company believes that the terms and conditions of the transactions with these related parties were at least as favorable to the Company as those it could have obtained from unrelated third parties through arms-length negotiations. However, the Company currently does not have outside directors to evaluate related party transactions.

ORIGIN. The Company was capitalized with limited cash investments and transfers of technology from Michael P. Ferderer and SAC, the founders of the Company. Mr. Ferderer contributed $2,000, a Central Terminal System/Internet Access Switch known as the I-PAD, along with engineering design drawings and specifications, program and program documentation and codes. The Company issued 6,000,000 shares of common stock to Mr. Ferderer for his contributions. SAC contributed preliminary components for a Set Top Box, and the MUX-Panel and DATA-COP system for 6,000,000 shares of common stock of the Company. The technology contributed by Mr. Ferderer was valued by the Company at $38,000. The technology contributed by SAC was valued by the Company at $40,000. For financial accounting purposes, no value was recorded for the technologies contributed by either party since such were internally developed and had no accounting value.

SUPPORT SERVICES, SUBLEASE AND EQUIPMENT SHARING AGREEMENT. In September 1996, the Company entered into a sublease and equipment sharing agreement with MPF, Inc., a corporation wholly owned by the Company's Chairman and Chief Executive Officer, Michael P. Ferderer. The agreement continues on a monthly basis, and requires the Company to provide office space to MPF at a rate of $624 per month. On March 1,1997, the rate was reduced to $531 per month as MPF moved to a smaller office space. Under the sharing agreement, MPF provides the Company with telecommunication services such as telephone numbers and installations, and permits the Company to use its office furniture and equipment for a monthly fee of $500. The total sublease income was $6,372 for the years ended December 31, 1998 and 1999, respectively, and total annual equipment rent expense was $6,000 for the years ended December 31, 1998 and 1999, respectively.

         On September 1, 1996, the Company entered into a support services agreement with MPF, Inc. ("MPF") for local and long distance carrier services to be paid monthly based on actual usage. Pursuant to the agreement, MPF agreed not to market or sell internet access switches or services directly in competition with the Company except in the Minneapolis-St. Paul area of Minnesota. The three year agreement is subject to termination or renewal as provided in the employment agreement of Michael P. Ferderer. The agreement was terminated in January 2000, at which time the Company engaged a new carrier to provide service.

TECHNICAL SUPPORT AGREEMENT. On November 1, 1996, the Company entered into a technical support and cooperative development agreement with SAC. Pursuant to this agreement, SAC provided technical support regarding the Set Top Box, and was to design, develop and deliver the MUX-Panel and DATA-COP system in accordance with detailed specifications.

For its services, the Company agreed to pay SAC $15,566 per month for the first six months and $11,667 per month thereafter, for an additional 30 months. Expenses related to this agreement for the year ended December 31, 1997 were $156,000. On December 31, 1997, the agreement was terminated by agreement of the parties. At the time of termination, the Company was discharged from the $42,621 which it owed SAC. The discharge was accounted as a contribution and recorded as common stock.

EMPLOYMENT AGREEMENTS. On September 1, 1996, the Company executed an employment agreement with Michael P. Ferderer in which he would be employed as Chief Executive Officer of the Company for a period of 3 years at $100,000 per year plus discretionary bonuses to be awarded at the sole discretion of the Board of Directors. No bonuses were paid to Mr. Ferderer under this agreement. On January 1, 2000, the Company renewed its employment agreement with Mr. Ferderer to employ him as Chief Executive Officer for a period of 5 years at $100,000 per year along with benefits and discretionary bonuses to be awarded at the sole discretion of the Board of Directors. See Employment Agreements Under Item 6.

LEASED PROPERTY. The Company leases space from Equitable Holdings, Inc. ("Equitable"), a principal shareholder. The lease will expire on September 30, 2002 and requires the Company to pay a monthly base rent plus real estate taxes and operating expenses. Pursuant to an amendment on November 5, 1996, Equitable agreed to accept 333,335 shares of the Company's common stock and a warrant to purchase 125,000 shares at $.35 per share exercisable from March 1, 1998 to December 31, 1999 as payment in full for all of the Company's rent and tenant improvement obligations from September 1, 1996 to May 31, 1999. In 1999, the exercise period of the warrant was extended to December 31, 2000. The Company valued the transaction at $100,000 and allocated it between rent expense and pre-paid rent. For the period ended December 31, 1998 and 1999, $36,360 and $15,150, respectively, of prepaid rent was amortized. In 1998 and 1999, the Company acquired additional space from Equitable to expand its warehouse and production areas. In June 1999, the Company issued 500,000 shares of common stock to Equitable for past leasehold improvements made to the Company's leased premises. The transaction was valued at $100,000. In September 1999, the Company paid all of its current and past due rent obligations up until October 31, 1999, by issuing 610,000 shares of common stock valued at $.10 per share and warrants to purchase 50,000 shares of common stock exercisable at $1.50 per share to Equitable. The Company paid a total of $11,690.42 in cash to satisfy its rent liabilities in November and December of 1999 and is current with its rent obligations. The Company's future minimum annual base rents for the year 2000, 2001 and 2002 are $69,324, $69,324 and $51,993, respectively.

ACQUISITIONS. In June 1999, the Company acquired the assets of FutureComm, an internet services division of MPF. Pursuant to the transaction, the Company acquired the name FutureComm and its Internet Service Provider ISP switches, along with its servers, modems, software, approximately 200 internet subscribers and customer lists and its Customer Service Unit/Demark Service Unit. In return, MPF received 250,000 shares of the Company's common stock and a warrant to purchase an additional 250,000 shares of common stock at an exercise price of $.70 per share. The transaction was recorded on a historical cost basis of $12,892. The Company estimates the fair value of the 250,000 shares of common stock to be approximately $175,000.

          In June 1999, the Company also agreed to acquire FutureComm, Inc., which was owned by Equitable, Michael P. Ferderer and a non-affiliated minority shareholder of the Company. In April 1999, Mr. Ferderer surrendered all of his interests in the company back to FutureComm, Inc. The Company agreed to issue 500,000 shares of common stock and a warrant to purchase an additional 500,000 shares of common stock at an exercise price of $.70 per share to FutureComm, Inc.'s remaining shareholders. The transaction would give the Company telephone line switches, telephone licenses, NPA/NXX code 612-468, CSU's paging terminal and the use of the FutureComm, Inc. name. However, the Company has not issued any stock or warrants pursuant to the FutureComm, Inc. acquisition because FutureComm, Inc. has not yet conveyed the agreed upon telecommunication licenses. The Company is currently in discussion with FutureComm, Inc. and anticipates that the matter will be resolved in the near future.

ACCOUNTS OR NOTES PAYABLE TO RELATED PARTIES. In December 1998, Pamela J. Holl, a spouse of a principal shareholder and officer of the Company invested $17,500 and received 25,000 shares of common stock and a five year warrant to purchase 17,500 shares of common stock at $.84 per share. The Company also entered into consulting agreements with such individual. For the period ended December 31, 1998 and 1999, expenses of $80,850 and $9,050, respectively, were recorded for such services. She is now the Company's Vice President of Engineering and Operations.

         As of December 31, 1998 the Company had $256,515 in accounts payable to related parties. This includes a payable of $10,921 to MPF, Inc. for payment of certain expenses it made on behalf of the Company, a payable to Mr. Ferderer in the amount of $41,140 for cash advances he made to the Company, a note payable to Ms. Holl in the amount of $44,000, with interest at a rate of 12% per annum, for cash advances she made to the Company, plus accrued interest of $2,440, a loan payable to Ms. Holl in the amount of $17,500, and consulting fees of $140,514 relating to research and development of the Set Top Box, payable to Ms. Holl and a member of the Company's advisory board. As of December 31, 1999, the Company had $281,945 in accounts payable to related parties. This consists of a payable of $13,238 to MPF, Inc. for payment of certain expenses it made on behalf of the Company, a payable to Mr. Ferderer in the amount of $40,858 for cash advances he made to the Company, a note payable to Ms. Holl in the amount of $50,100, with interest at a rate of 12% per annum, for cash advances she made to the Company, plus accrued interest of $7,565, and consulting fees of $170,184 for services relating to the research and development of the Set Top Box, payable to Ms. Holl and a member of the Company's advisory board. Total interest expense to related parties were $2,440 and $9,278 for the years ended December 31, 1998 and 1999, respectively. As of December 31, 1998 and 1999, the Company had accrued payroll expenses of $18,526 and $63,803 payable to an officer and principal shareholder, his spouse and his daughter.

         In 1997, pursuant to a private placement, Thomas J. Schrade acquired 250,000 shares of common stock of the Company for $157,500. In January 1999, Mr. Schrade loaned $150,000 to the Company with interest at 12% and a warrant to purchase 350,000 shares of common stock at an exercise price of $.84 per share. The note is secured by 76,923 shares of common stock of Cyrus owned by the Company. As of December 31, 1999, the outstanding principal balance on the note was $146,603. In February 1999, Mr. Schrade purchased 3,000,000 shares of common stock from SAC and became a principal shareholder of the Company. On May 18, 1999, the Company issued to Mr. Schrade a promissory note for $8,500 with interest at 12% per year and warrants to purchase 23,330 shares of common stock at an exercise price of $.84 per share for his $8,500 loan to the Company. On September 16, 1999, Mr. Schrade loaned $20,000 to the Company for payroll. On October 1, 1999, in appreciation of Mr. Schrade's loan, the Company granted him an option to purchase 1,000 shares of its common stock at an exercise price of $.35 per share. The loan was fully repaid on October 5, 1999. In November 1999, Mr. Schrade purchased the remaining 3,000,000 shares of common stock of the Company held by SAC.

         In June 1999, Michael Pint, a former Infopac shareholder became a minority shareholder of the Company pursuant to the Infopac acquisition. During May and June 1999, Mr. Pint had loaned a total of $600,000 to the Company with interest at 2% plus prime interest rate. In June 1999, he received 718,830 shares of common stock of the Company for conversion of the $600,000 notes payables from the Company. In 1999, he loaned $100,000 to the Company at interest of 2% plus prime interest rate and was issued warrants to purchase 54,894 shares of common stock at an exercise price of $.84 per share. The note is convertible into 1,000,000 shares of common stock at a rate of $.10 per share. In December 1999, he also loaned $22,000 to the Company at interest of 2% plus prime interest rate and was granted a warrant to purchase 22,000 shares of common stock exercisable at $1.50 per share. On September 15, 1999, the Company issued Mr. Pint a $30,000 convertible note for his $30,000 loan to the Company. The note bears interest at 2% plus prime interest rate and is convertible into common stock of the Company at a rate of $.10 per share. As of December 31, 1999, the outstanding principal balance on the loans were $152,000. In March 2000, the Company issued Mr. Pint 1,065,340 shares of common stock for conversion of a $100,000 note payable and accrued interest.

         On December 15, 1999, the Company issued 100,000 shares of common stock and warrants to purchase 50,000 shares of common stock of the Company at an exercise price of $1.50 per share exercisable over five years to the parents of an officer and principal shareholder of the Company in exchange for their $10,000 investment.

ITEM 8.  DESCRIPTION OF COMPANY'S SECURITIES.

         Under its Articles of Incorporation, the Company's authorized capital stock consists of 50,000,000 shares of common stock, no par value. All of the issued and outstanding shares of the Company's common stock are duly authorized and validly issued, fully paid and nonassessable. Each share of Common Stock entitles the holder thereof to one vote, in person or by proxy, upon all matters submitted for a vote by the shareholders of the Company. Holders of shares of common stock do not have cumulative voting rights for the election of directors. Thus, the owners of a majority of the voting power outstanding may elect all of the directors, if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the Company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

ANTI-TAKEOVER PROVISIONS OF MINNESOTA BUSINESS CORPORATION ACT

         Section 302A.671 of the Minnesota Business Corporation Act provides that, unless the acquisition of certain new percentages of voting control (in excess of 20%, 33 1/3% or 50%) by an existing shareholder or other person is approved by a majority of the Company's disinterested shareholders, the shares acquired above such new percentage level will have no voting rights. The Company is required to hold a special shareholders' meeting to vote on any such acquisition within 55 days after the delivery to the Company by the acquirer of an information statement describing, among other things, the acquirer and any plans of the acquirer to liquidate or dissolve the Company and copies of definitive financing agreements for any financing of the acquisition not to be provided by funds of the acquirer. If any acquirer does not submit an information statement to the Company within ten days after acquiring shares representing a new threshold percentage of voting control, or if the disinterested shareholders vote not to approve such an acquisition, the Company may redeem the shares so acquired by the acquirer at their fair market value.
Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if such offer has been approved by a majority vote of disinterested board members of the issuing corporation.

         Section 302A.673 of the Minnesota Business Corporation Act restricts certain transactions between the Company and a shareholder who becomes the beneficial holder of 10% or more of our outstanding voting stock (an "interested shareholder") unless a majority of the disinterested directors have approved, prior to the date on which the interested shareholder acquired a 10% interest, either the business combination transaction suggested by such a shareholder or the acquisition of shares that made such a shareholder a statutory interested shareholder. If such prior approval is not obtained, the statute imposes a four-year prohibition on mergers, sales of substantial assets, loans, substantial issuances of stock and various other transactions involving the Company and the interested shareholder or its affiliates.

         These statutory provisions could, in certain circumstances, delay or prevent a change in control of the Company.

PENNY STOCK REGULATION

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's securities are subject to the penny stock rules, and investors may find it more difficult to sell their securities.

TRANSFER AGENT AND REGISTRAR

         Fidelity Transfer Company has been appointed as the transfer agent and registrar for our common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The Company's common stock has been traded since June, 1999 on the OTC Bulletin Board under the symbol "IPCN." Prior to that time, none of its securities were publicly traded.

         The following table sets forth for the periods indicating the range of high and low closing bid quotations per share as reported by the over-the-counter market. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                    Price per Share
                                                    ---------------
                                                  High            Low
                                                  ----            ---

        Third Quarter (July 1, 1999               $2.065          $0.56
        through September 30, 1999)

        Fourth Quarter (October 1, 1999           $0.875          $.25
        through December 31, 1999)

HOLDERS

         The Company believes that as of September 8, 2000, there are approximately 98 shareholders of the common stock of the Company. In addition, there were shares held in street name for an undetermined number of additional shareholders. The Company only has one class of common equity security.

DIVIDENDS

         The Company has never declared a cash dividend on its common stock and does not anticipate declaring any cash dividends in the foreseeable future. Under the Minnesota Business Corporations Act, the Board of Directors cannot declare a cash dividend unless the Company is able to satisfy all of its debts in the ordinary course of business after such dividends are declared. There are no other restrictions on the Company's ability to declare cash dividends.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is the plaintiff in a case filed in Colorado District Court, El Paso County, against Flagstick Enterprises, Inc ("Flagstick"). The case concerns a promissory note issued by Flagstick to the Company in the amount of $100,000. Flagstick was in default on the note in 1998 and in August 1999, the Company brought suit to recover due and unpaid principal and interest. On October 22, 1999, the Company obtained judgment against Flagstick from the Colorado District Court in the amount of $100,140.67, consisting of due and unpaid principal, interest and costs. To date, the Company has not collected on any of the judgment and has referred the matter to a collection agency. The Company believes that successfully collecting on the judgment will help to significantly improve its financial condition, but failure to collect will not threaten its existence.

         In October 1999, S & W Plastics, Inc. ("S & W") brought suit against the Company in Minnesota District Court, Hennepin County, alleging the Company still owed $108,800 for services rendered pursuant to a May 1998 agreement. The agreement required S & W to manufacture, according to specifications provided by the Company, casing for the Set Top Box. Upon delivery, the casing was not molded correctly, did not fit properly and was not manufactured according to the Company's specifications. The Company had already paid S & W a total of $140,000. The Company has filed a counterclaim to recover the $140,000 paid and lost profits for breach of contract. The Company anticipates the matter will go to trial later this year. A successful outcome would significantly improve the Company's financial position. If the Company is unsuccessful, it may have to pay damages up to $108,800 plus interests and costs. An unfavorable outcome will have a material adverse effect on the Company's financial condition and may threaten its ability to continue as a going concern.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         There have been no disagreements concerning matters of accounting principals or financial statement disclosure between the Company and its accountants of the type requiring disclosure hereunder.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Since the Company's inception in 1996, the Company raised capital pursuant to the following issuances of securities. Each of the following transactions involved the offering of securities to a limited number of persons who purchased the securities as an investment for his or her own account and not with a view to distribution thereof pursuant to Rules 504, 505 or 506 under the Securities Act of 1933, as amended (the "Act"). Based in part on the foregoing, the Company believes that the transactions were exempt under Section 4(2) of the Act, and from the Registration and prospectus delivery requirements of that Act and from applicable state securities laws in the states where the purchasers reside. All share issuances described below are adjusted to reflect a 5-for-1 forward stock split in June 1999.

         In June 1996 the Company was founded by Michael P. Ferderer and SAC. The Company was capitalized with limited cash investments and transfers of technology from both Michael P. Ferderer and SAC. Mr. Ferderer contributed $2,000, a Central Terminal System/Internet Access Switch known as the I-PAD, along with engineering design drawings and specifications, program and program documentation and codes. The technology contributed was valued by the Company at $38,000. The Company issued 6,000,000 shares of common stock to Mr. Ferderer for his contributions. SAC contributed preliminary components for a Set Top Box, and the MUX-Panel and DATA-COP system for 6,000,000 shares of common stock of the Company. The technology contributed was valued by the Company at $40,000. For financial accounting purposes, no value was recorded for the technologies contributed since such were internally developed and had no accounting value.

         On November 5, 1996, the Company issued 333,335 shares of common stock and warrants for 125,000 shares of common stock at an exercise price of $.35 per share to the Company's landlord, Equitable, as rent payment from September 1, 1996 through May 31, 1999. The transaction was valued at $100,000 and was partially recorded as pre-paid rent and amortized over the applicable period.

         On November 29, 1996, the Company engaged Tuschner & Company, Inc. ("Tuschner") to act as agent for the Company in connection with the issuance of $500,000 of bridge notes to nine non-affiliated investors. The notes paid interest of 8% for two years and were convertible into common stock at the rate of $.30 per share. Attached to the bridge notes are warrants to purchase an aggregate 250,000 shares of common stock at an exercise price of $.35 per share. Tuschner received a 10% commission in cash, a warrant to purchase 166,665 shares of common stock at an exercise price of $.42 per share and a 3% expense reimbursement.

         In May 1997, for their services on the Board of Directors, the Company issued to Joseph F. Novogratz, a principal shareholder and another member options for each to purchase up to 120,000 shares of common stock at an exercise price of $.35 per share to vest at the rate of 1/3 after 6 months from the date of grant, another 1/3 after 12 months after the date of grant and the remaining 1/3 after 24 months after the date of grant.

         In June 1997, the Company sold $197,500 in convertible bridge notes to seven non-affiliated investors. These notes paid interest at 8% and were convertible into shares of common stock at an exercise price of $.35 per share. The Company engaged Tuschner to act as agent in connection with this financing and paid them 2% of the aggregate proceeds. The bridge notes were accompanied by warrants to purchase an aggregate of 98,750 shares of common stock at an exercise price of $.45 per share.

         In July of 1997, the Company entered into an agreement with a third party to assist the Company in the development of plastic casings for its Set Top Box. The agreement was for $53,000, of which $18,000 would be paid in installment of $500 per month. The remaining $35,000 was paid with the issuance of 25,000 shares of common stock on July 22, 1997, and an additional 75,000 shares of common stock on April 15, 1998.

         Also in August and September 1997, the Company raised $1,968,750 through a private placement of 4,375,000 shares of common stock to 100 non-affiliated investors. The Company paid a total of $107,539 in attorney fees related to the offering. As agent, Tuschner received a total of $210,824 in commissions and expense reimbursements. The Company paid a total of $107,539 in attorney fees related to the offering. Tuschner also received warrants to purchase 437,500 shares of common stock at an exercise price of $.54 per share for its services.

         In June and July 1998, the Company sold $700,000 in convertible bridge notes to thirty-two non-affiliated investors. These notes paid interest at 8% and were convertible into common stock at the rate of $.70 per share. The notes were accompanied by five year warrants to purchase an aggregate of 350,000 shares of common stock at an exercise price of $1 per share. Tuschner acted as the Company's agent in connection with this offering and received a 10% cash commission, a 3% expense reimbursement and a warrant to purchase 100,000 shares of common stock at an exercise price of $.84 per share.

         In August 1998, pursuant to its stock option plan, the Company granted 10 employees options to purchase common stock of the company exercisable at $.70 per share, with the exception of the option to Michael P. Ferderer in which the exercise price was $.77 per share. Each employee received options ranging from 7,000 shares to 120,000 shares. The aggregate number of shares underlying this option grant were 587,500 shares.

         On January 27, 1999, the Company issued to Thomas Schrade, a principal shareholder, a note payable for $150,000 at 12% and a warrant to purchase up to 350,000 shares of common stock at an exercise price of $.84 per share. The note is secured by 76,923 shares of common stock of Cyrus owned by the Company. On the same day, the Company issued a 8% unsecured, convertible promissory note in the amount $17,500 with a five-year warrant to purchase 17,500 shares of common stock at an exercise price of $.84 per share to a non-affiliated investor. The note is convertible into common stock of the company at an exercise price of $.70 per share. The Company repaid the note in the first quarter of 2000.

         On February 10, 1999, the Company issued 25,000 shares of common stock to Pamela J. Holl, the current Vice President of Engineering and Operations and spouse of an officer and principal shareholder of the Company, in exchange for an investment of $17,500. Ms. Holl also received warrants to purchase an additional 17,500 shares of the common stock of the Company at an exercise price of $.84 per share. Also, employees of the company were granted options exercisable at $.70 per share to purchase up to a total of 21,275 shares of common stock of the Company. Also in February, pursuant to its Stock Option Plan, the Company issued, to two members of its advisory board who assisted the Company with research and development of the Set Top Box, stock options to purchase an aggregate of 60,000 shares of common stock at an exercise price of $.70 per share.

         In March 1999, the Company authorized the issuance 500,000 shares of common stock to Equitable, a principal shareholder, for $100,000 of tenant improvements made to space leased by the Company. The shares were issued on June 7, 1999.

         On April 30, 1999, the Company granted Michael Pint, a principal shareholder, options to purchase 120,000 shares of common stock at an exercise price of $.70 per share for his financial consulting services on the advisory board. The options vest at a rate of 40,000 shares per year for three years.

         On May 18, 1999, the Company issued to Thomas Schrade a promissory note for $8,500 with interest at 12% per year and warrants to purchase 23,330 shares of common stock at an exercise price of $.84 per share for his $8,500 loan to the Company. On May 28, 1999, the Company granted its employees, advisory board members and consultants options to purchase an aggregate of 517,815 shares of common stock at an exercise price of $.70 per share. Also, the Company issued to its outside counsel a promissory note for $56,514 and a five-year warrant to purchase 80,725 shares of common stock at an exercise price of $.84 per share for legal services rendered. The warrants will vest and become exercisable at a rate of 16,145 shares per year for the shorter of 5 years or when the note is repaid.

         On June 7, 1999, the Company acquired FutureComm, a Division of MPF, in exchange for 250,000 shares of the Company's common stock and warrants to purchase up to an additional 250,000 shares of common stock at an exercise price of $.70 per share. The Company valued FutureComm at approximately $175,000. The Company also approved the acquisition of FutureComm, Inc. in exchange for 500,000 shares of common stock and a warrant to purchase 500,000 shares of common stock at an exercise price of $.70 per share. However, to date, the Company has not issued any shares or warrants to FutureComm, Inc. as that transaction has not been completed. The Company is currently in discussion with FutureComm, Inc. and anticipates that the matter will be resolved in the near future.

         On June 8, 1999, Infopac acquired all of the outstanding common stock of the Company. Pursuant to a 5-for-1 stock split, the Company exchanged 3,946,667 shares of common stock for 19,733,335 shares of Infopac Systems' common stock. After the transaction, a total of 24,064,935 shares of common stock were outstanding, of which shareholders of the Company owned 19,733,335 shares and existing Infopac shareholders owned 4,331,600 shares.

         In June 1999, the Company granted Pamela J. Holl, for her commencement of employment with the Company, options to purchase 100,000 shares of common stock at an exercise price of $.87 per share. The options will vest at a rate of 1/3 per year for a period of 3 years. On June 1, 1999, the Company issued 15,570 shares of common stock to a third party as a bonus for his research and development services. In April 2000, for tax reasons, the shares were returned to the Company. He received no consideration for returning his shares. Also on June 1, 1999, the Company issued 1,940 shares of common stock to Rare Earth Coatings for its services relating to the metalization of the Set Top Box casing, 10,075 shares of common stock to Casco Products International for its assistance in developing the keyboard for the Set Top Box, and 41,500 shares of common stock to Quality Computer Products for providing custom cables for the Set Top Box. The estimated total value of the services rendered was $37,406.98. Also in June 1999, Michael Pint, a principal shareholder of the Company, received 718,830 shares of common stock for conversion of $600,000 of the Company's notes payables. He was also issued, for his $100,000 loan to the Company, a convertible note for $100,000 with interest at 2% plus prime interest rate and warrants to purchase 54,894 shares of common stock at an exercise price of $.84 per share. The note is convertible at the rate of $.10 per share. In March 2000, Mr. Pint converted the $100,000 note, plus accrued interest, into 1,065,340 shares of common stock of the Company at a conversion price of $.10.

         In August 1999, the Company issued options to purchase 40,931 shares of common stock exercisable at various prices to select employees as a bonus for their continued service with the Company. On September 12, 1999, a former member of the Advisory Board received 22,473 shares of common stock as payment for services rendered from May 16, 1999 to September 30, 1999. The individual assisted the Company with its market analysis of the Set Top Box. His services were valued at $17,255. On September 15, 1999, the Company issued a $30,000 convertible note payable to Michael Pint, a principal shareholder, for a $30,000 loan. The note bears interest at 2% plus prime and is convertible into common stock of the Company at a rate of $.10 per share.

         On October 1, 1999 the Company issued to Equitable, 610,000 shares of common stock and warrants to purchase 50,000 shares of common stock exercisable at $1.50 per share as payment for past due rent and for its rent obligations until October 31, 1999. The shares and warrants were issued to satisfy $61,139 of the Company's rent obligations for the period of October 1998 to October 1999 for additional space leased by the Company in October 1998 and from June 1999 to October 1999 for its original leased premises.

         On October 1, 1999, the Company issued to a non-affiliated investor, in exchange for a $100,000 investment, 500,000 shares of common stock of the Company and warrants to purchase an additional 50,000 shares of common stock at an exercise price of $.30 per share. On the same day, in appreciation of Thomas Schrade's loan to the Company for payroll, the Company issued him an option to purchase 1,000 shares of common stock at an exercise price of $.35 per share. Also in October 1999, the Company issued to members of the advisory board, option to purchase 670,000 shares of common stock at an exercise price of $.34 per share, for their services to the Company relating to, among others, marketing analysis, shareholder communications and general business advice. The Company also issued select employees options to purchase 20,000 shares of common stock at an exercise price of $.70 per share.

         On October 1, 1999, the Company issued to a third party 10,057 shares of common stock for $7,040 worth of market consulting services. On the same date, the Company issued 10,000 shares of common stock as a bonus to a third party for his services with the research and development of the Set Top Box. The Company valued the shares at $5,625. In April 2000, for tax reasons, the shares were returned to the Company. He was not paid any consideration for returning his shares. Also in October 1999, the Company also granted Thomas Schrade, for his services on the advisory board, options to purchase 60,000 shares of common stock at an exercise price of $.70 per share. The options will vest at a rate of 20,000 shares per year for three years. Mr. Schrade assisted the Company with its business relations matters.

         On December 1, 1999, the Company issued to two members of the advisory board, who assisted the Company with preparation of its business plan, options to purchase 152,000 shares of common stock at an exercise price of $.34 per share. On the same day, the Company issued to another member of the advisory board, who provides the Company assistant with maintaining security, an option to purchase 150,000 shares of common stock at an exercise price of $.44 per share. Finally, the Company issued options to two marketing advisory board members to purchase 20,000 shares of common stock at an exercise price of $.38 per share.

         On December 15, 1999, the Company issued 100,000 shares of common stock and warrants to purchase 50,000 shares of common stock of the Company at an exercise price of $1.50 per share exercisable over five years to the parents of an officer and principal shareholder of the Company, in exchange for their $10,000 investment in the Company. On December 30, 1999, Michael Pint received, for his $22,000 loan to the Company, a $22,000 promissory note with interest at 2% plus prime interest rate and warrants to purchase 22,000 shares of common stock exercisable at $1.50 per share. The Company repaid the note in June 2000. On December 31, 1999, the Company issued 48,150 shares of common stock to a former employee for rendering $33,705 worth of services as a public relations representative to the Company.

         On January 3, 2000, pursuant to its stock option plan, the Company granted its employees options to purchase a total of 132,300 shares of common stock at an exercise price of $.34 per share. On January 13, 2000, the Company issued 600,000 shares of common stock, in exchange for $60,000 of investments from three non-affiliated investors. The investors were also granted warrants to purchase 300,000 shares of common stock of the Company at an exercise price of $1.50 per share, exercisable over five years. On the following day, the Company issued two advisory board members, in exchange for their $55,000 investment, 400,000 shares of common stock and warrants to purchase an additional 200,000 shares at an exercise price of $1.50 per share exercisable over five years. In addition, the Company issued to a non-affiliated investor, in exchange for a $40,000 investment, 200,000 shares of common stock and warrants to purchase 100,000 shares of common stock at an exercise price of $1.50 per share exercisable over five years.

         On January 18, 2000, the Company issued to an employee, in exchange for her $22,000 investment in the Company, 220,000 shares of common stock of the Company and a warrant to purchase 110,000 shares of common stock at an exercise price of $1.50 per share exercisable over five years. The next day, three non-affiliated investors invested $452,000 into the Company and received 2,260,000 shares of common stock and warrants to purchase 1,130,000 shares at an exercise price of $1.50 per share exercisable over five years. On January 21, 2000, the Company issued to a non-affiliated investor, in exchange for his $20,000 investment, 44,444 shares of common stock of the Company and a warrant to purchase 22,222 shares at an exercise price of $1.50 per share exercisable over five years.

         On February 2, 2000 a non-affiliated investor invested $10,000 into the Company and received 50,000 shares of common stock and warrants to purchase 25,000 shares at an exercise price of $1.50 per share exercisable over five years. On February 16, 2000, the Company issued 200,000 shares of common stock to a non-affiliated investor for his $60,000 investment. The investor also received warrants to purchase 100,000 shares at an exercise price of $1.50 per share exercisable over five years.

         On March 3, 2000, the Company issued to an investor, in exchange for his $22,500 investment in the Company, 50,000 shares of common stock of the Company and a warrant to purchase 25,000 shares of common stock at an exercise price of $2.50 per share exercisable over five years. On March 15, 2000, a non-affiliated investor invested $37,500 into the Company and received 50,000 shares of common stock and warrants to purchase 25,000 shares at an exercise price of $3.00 per share exercisable over five years.

         In February 2000, prior to executing the strategic partnership agreement between the Company, Nikko and Maxwood, the Chairman of the Board of Directors of Nikko and the President of Maxwood invested a total of $100,000 into the Company in exchange for 294,116 shares of common stock. In conjunction with the strategic partnership agreement, the

Company received additional investments totaling $750,000 and issued an additional 1,250,000 shares of common stock to the above individuals.

         On April 10, 2000, pursuant to its 1997 Stock Option Plan, the Company granted an employee options to purchase 3,640 shares of common stock at an exercise price of $.87. As of September 8, 2000, warrants representing an aggregate of 98,750 shares of common stock have expired. Options representing a total of 723,150 have expired.

         The Company believes that all of the above transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons;
(b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; and (e) the Company did not engage in any general solicitation; therefore no registration statement need be in effect prior to such issuances.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         The Minnesota Statutes contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

         As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The following documents are filed as part of this Form 10SB.

                                                                            Page

Report of Independent Accountants at December 31, 1999 and
  for the two years then ended                                              F-1
Balance Sheets at December 31, 1999 and 1998                                F-2
Statements of Operations for the years ended
  December 31, 1999 and 1998 and for the period of June 17 to
  December 31, 1999                                                         F-3
Statements of Changes in Stockholders' Equity
  for the years ended December 31, 1999, 1998, 1997 and 1996                F-4
Statements of Cash Flows for the years ended
  December 31, 1999 and 1998 and for the period of June 17 to
  December 31, 1999                                                         F-8
Notes to Financial Statements for the years
  ended December 31, 1999 and 1998                                          F-10

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Inter-Con/PC, Inc.
Eden Prairie, Minnesota

We have audited the accompanying balance sheets of Inter-Con/PC, Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and for the period June 17, 1996 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inter-Con/PC, Inc. as of December 31, 1999 and 1998, and the results of its operations for the years then ended and the period June 17, 1996 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, as discussed in Note 2 to the financial statements, the Company is in the development stage, has not generated any revenues since inception, and has a deficit accumulated during the development stage, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ Schechter, Dokken, Kanter, Andrews & Selcer, Ltd.

May 12, 2000
Minneapolis, Minnesota

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                                           December 31
                                                                  -----------------------------
                                                                      1998             1999
                                                                  ------------     ------------
ASSETS:
    Current assets:
       Cash and cash equivalents                                  $      2,758     $     37,778
       Note receivable                                                  87,645                0
       Prepaid expenses                                                 52,667              881
       Debt placement costs, net                                        57,446                0
                                                                  ------------     ------------

          Total current assets                                         200,516           38,659
                                                                  ------------     ------------

    Property and equipment:
       Equipment                                                        67,743           81,755
       Leasehold improvements                                                           101,887
       Less accumulated depreciation                                   (18,944)         (51,024)
                                                                  ------------     ------------
                                                                        48,799          132,618
                                                                  ------------     ------------
    Other assets:
       Miscellaneous                                                       976
       Investment                                                       50,000           50,000
                                                                  ------------     ------------
                                                                        50,976           50,000
                                                                  ------------     ------------

          Total assets                                            $    300,291     $    221,277
                                                                  ============     ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT):
    Current liabilities:
       Accounts payable:
          Trade                                                   $    465,723     $    393,107
          Related parties                                              256,515          281,945
       Accrued expenses                                                134,244          252,702
       Deferred revenue                                                                  28,130
       Notes payable, current portion                                  695,532          370,662
                                                                  ------------     ------------

          Total current liabilities                                  1,552,014        1,326,546
                                                                  ------------     ------------

    Note payable, long-term                                              1,773
                                                                  ------------

    Stockholders' equity (deficit):
       Common stock, no par, authorized 50,000,000 shares,
         shares outstanding; 18,889,250, December 31, 1998;
         26,971,945, December 31, 1999                               2,562,790        4,370,350
       Deficit accumulated during the development stage             (3,816,286)      (5,475,619)
                                                                  ------------     ------------
                                                                    (1,253,496)      (1,105,269)
                                                                  ------------     ------------

          Total liabilities and stockholders' equity (deficit)    $    300,291     $    221,277
                                                                  ============     ============


                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                                    June 17, 1996
                                                     Years ended December 31       (inception) to
                                                  -----------------------------     December 31,
                                                      1998             1999             1999
                                                  ------------     ------------     ------------
Operating expenses:
    Payroll, contract labor, and related costs    $    512,500     $    496,186     $  1,432,501
    Product development                                731,362          165,098        1,490,331
    General and administrative                         763,358          941,483        2,427,507
                                                  ------------     ------------     ------------

Operating loss                                       2,007,220        1,602,767        5,350,339
                                                  ------------     ------------     ------------

Other income (expense):
    Interest income                                     22,235            3,245           45,955
    Interest expense                                   (47,117)         (90,921)        (223,985)
    Miscellaneous income                                16,427           31,110           52,750
                                                  ------------     ------------     ------------

                                                        (8,455)         (56,566)        (125,280)
                                                  ------------     ------------     ------------

Net loss                                          $ (2,015,675)    $ (1,659,333)    $ (5,475,619)
                                                  ============     ============     ============


Basic and diluted loss per share                  $      (0.11)    $      (0.07)    $      (0.33)
                                                  ============     ============     ============

Weighted average number of shares outstanding,
  basic and diluted                                 18,867,880       22,920,026       16,385,919
                                                  ============     ============     ============


                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                              Common stock               Deficit
                                           no par, authorized          accumulated
                                            50,000,000 shares           during the
                                      ----------------------------     development
                                         Shares          Amount           stage            Total
                                      ------------    ------------    ------------     ------------
Initial sale of common
  stock at $0.007 per share                300,000    $      2,000                     $      2,000

Common stock issued
  October 31, 1996, at $0.00
  per share in exchange for
  contribution of technology:
     I-Pad(TM)                           5,700,000               0                                0
     Set Top Box                         6,000,000               0                                0

Common stock issued in
  exchange for rent
  November 5, 1996, at
  $0.30 per share                          333,335         100,000                          100,000

Fair value of warrants
  issued November 29, 1996,
  to debt holders and place-
  ment agent                                                50,763                           50,763

Net loss                                                              $   (216,836)        (216,836)
                                      ------------    ------------    ------------     ------------

Balance, December 31,
  1996                                  12,333,335         152,763        (216,836)         (64,073)

Common stock issued July 22,
  1997, for fair value of services
  at $0.35 per share                        25,000           8,750                            8,750

Fair value of warrants
  issued to debt holders,
  June and July 1997                                         7,323                            7,323

Common stock issued
  August and September
  1997, at $0.38 per share               4,375,000       1,650,387                        1,650,387


                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

                                                  Common stock               Deficit
                                               no par, authorized          accumulated
                                                50,000,000 shares           during the
                                          ----------------------------     development
                                             Shares          Amount           stage            Total
                                          ------------    ------------    ------------     ------------
Common stock issued for debt
   conversions:
      September 29, 1997, at $0.35
        per share                              414,265    $    145,000                     $    145,000
      October 27, 1997, at $0.30 per
        share                                1,666,650         500,000                          500,000

Contribution by SAC Technologies,
  Inc.                                                          42,621                           42,621

Net loss                                                                  $ (1,583,775)      (1,583,775)
                                          ------------    ------------    ------------     ------------

Balance, December 31, 1997                  18,814,250       2,506,844      (1,800,611)         706,233

Common stock issued April 15, 1998,
  for fair value of services $0.35 per
  share                                         75,000          26,250                           26,250

Fair value of warrants issued to debt
  holders June, July and September
  1998                                                          29,696                           29,696

Net loss                                                                    (2,015,675)      (2,015,675)
                                          ------------    ------------    ------------     ------------

Balance, December 31, 1998                  18,889,250       2,562,790      (3,816,286)      (1,253,496)

Common stock issued February 10,
  1999, at $0.70 per share                      25,000          17,500                           17,500

Common stock issued for fair value
  of product development costs, June
  1, 1999, at $0.70 per share                   69,085          48,359                           48,359

Common stock issued to acquire
  equipment at historical net book
  value from related party, June
  7, 1999, at $0.052 per share                 250,000          12,892                           12,892


                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

                                                    Common stock              Deficit
                                                 no par, authorized         accumulated
                                                 50,000,000 shares           during the
                                           ----------------------------     development
                                              Shares           Amount          stage           Total
                                           ------------    ------------    ------------    ------------
Common stock issued for leasehold
  improvements at fair value, June
  7, 1999, at $0.20 per share                   500,000    $    100,000                    $    100,000

Common stock outstanding of Infopac
  Systems, Inc. recorded in connection
  with merger June 8, 1999                    4,331,600               0                               0

Common stock issued for debt
  conversion, June 25, 1999, at
  $0.835 per share                              718,830         600,000                         600,000

Common stock issued for debt
  conversion, September 12, 1999,
  at $0.70 per share                            887,500         621,250                         621,250

Common stock issued for consulting,
  September 30, 1999, at $0.76 per
  share                                          22,473          17,255                          17,255

Common stock issued for consulting,
  October 1, 1999, at $0.70 per share            10,057           7,040                           7,040

Common stock issued for rent,
  October 1, 1999, at $0.10 per share           610,000          61,139                          61,139

Common stock issued for product
  development costs, at October 1,
  1999, at $0.56 per share                       10,000           5,625                           5,625

Common stock issued for cash, at
  October 1, 1999, at $0.20 per share           500,000         100,000                         100,000

Common stock issued to related
  party for cash, at December 15, 1999,
  at $0.10 per share                            100,000          10,000                          10,000


                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

                                                  Common stock               Deficit
                                               no par, authorized          accumulated
                                                50,000,000 shares           during the
                                          ----------------------------     development
                                             Shares          Amount           stage            Total
                                          ------------    ------------    ------------     ------------
Common stock issued for consulting,
  December 31, 1999, at $.70 per share          48,150    $     33,704                     $     33,704

Fair value of stock options issued
  to consultants, lender and board
  members                                                       32,052                           32,052

Fair value of stock options issued
  to the Marketing Advisory Board                                4,581                            4,581

Fair value of stock options issued
  to Advisory Board Members                                    101,481                          101,481

Fair value of warrants issued for
  interest during 1999                                           8,142                            8,142

Conversion feature of convertible
  debt                                                          26,540                           26,540

Net loss                                                                  $ (1,659,333)      (1,659,333)
                                          ------------    ------------    ------------     ------------

Balance, December 31, 1999                  26,971,945    $  4,370,350    $ (5,475,619)    $ (1,105,269)
                                          ============    ============    ============     ============


                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                                      June 17, 1996
                                                        Years ended December 31      (inception) to
                                                    -----------------------------     December 31,
                                                        1998             1999             1999
                                                    ------------     ------------     ------------
Cash flows from operating activities:
    Net loss                                        $ (2,015,675)    $ (1,659,333)    $ (5,475,619)
    Adjustment to reconcile net loss to net cash
      flows from operating activities:
       Depreciation                                       11,078           32,079           51,023
       Amortization                                      128,830           75,811          393,231
       Write-off of note receivable                                        87,645           87,645
       Common stock issued for services and rent          26,250          173,122          208,123
       Fair value of options and warrants issued
         to non-employees                                                 146,256          188,876
       Conversion feature of convertible debt                              26,540           26,540
       Change in assets and liabilities:
          Prepaid expenses                                31,018           51,786           14,269
          Other assets                                                                     (23,316)
          Accounts payable:
             Trade                                       317,949          (72,616)         393,107
             Related parties                              93,730           25,430          179,304
          Accrued expenses                               103,006          118,458          252,702
          Deferred revenue                                                 28,130           28,130
                                                    ------------     ------------     ------------

    Net cash used in operating activities             (1,303,814)        (966,692)      (3,675,985)
                                                    ------------     ------------     ------------

Cash flows from investing activities:
    Expenditures for:
       Property and equipment                            (11,360)          (3,006)         (70,749)
       Note receivable                                  (100,000)                         (100,000)
       Investment                                        (50,000)                          (50,000)
    Repayment received on note receivable                 12,355                            12,355
                                                    ------------     ------------     ------------

    Net cash used in investing activities               (149,005)          (3,006)        (208,394)
                                                    ------------     ------------     ------------


                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                                   June 17, 1996
                                                    Years ended December 31       (inception) to
                                                 -----------------------------     December 31,
                                                     1998             1999             1999
                                                 ------------     ------------     ------------
Cash flows from financing activities:
    Proceeds from:
       Notes payable                             $    716,249     $    916,103     $  2,329,852
       Related parties                                102,641                           102,641
       Issuance of common stock and warrants                           127,500        1,779,887
    Repayment on notes payable                         (1,555)         (38,885)         (92,940)
    Debt placement costs                             (115,848)                         (197,283)
                                                 ------------     ------------     ------------

    Net cash provided by financing activities         701,487        1,004,718        3,922,157
                                                 ------------     ------------     ------------

Net increase (decrease) in cash and cash
  equivalents                                        (751,332)          35,020           37,778

Cash and cash equivalents:
    Beginning                                         754,090            2,758
                                                 ------------     ------------     ------------

    Ending                                       $      2,758     $     37,778     $     37,778
                                                 ============     ============     ============


Cash paid for interest                           $     14,231     $     53,853     $    120,085
                                                 ============     ============     ============

Supplemental disclosure of non-cash investing
   and financing activities:
    Fair value of warrants and options issued    $     29,696     $    146,256     $    244,461
                                                 ============     ============     ============

    Common stock issued:
       For services                              $     26,250     $    111,983     $    146,983
                                                 ============     ============     ============

       For rent                                                   $     61,139     $    161,139
                                                                  ============     ============

       For debt conversion                                        $  1,221,250     $  1,866,250
                                                                  ============     ============

       For property and equipment                                 $    112,892     $    112,892
                                                                  ============     ============

    Contribution by SAC Technologies, Inc.                                         $     42,621
                                                                                   ============


                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of business and basis of presentation:
    Inter-Con/PC, Inc. (the "Company"), was incorporated in Minnesota in 1996 and has been a development stage company since inception. On June 8, 1999, Infopac Systems, Inc. acquired all outstanding common stock of Inter-Con/PC, Inc. For accounting purposes, the acquisition has been treated as an acquisition by Inter-Con/PC, Inc. of Infopac Systems, Inc. and as a recapitalization of Inter-Con/PC, Inc. The historical financial statements prior to June 8, 1999, are those of Inter-Con/PC, Inc. All share and per share information has been restated for this transaction.

    InterCon/PC, Inc. was formed as a technology-development Company whose mission is to develop, manufacture, and market a set-top-box computer that would facilitate the convergence of voice, video, data and other technologies and all through the TV screen. To address the challenges of ever-evolving technologies, the Company built its convergent set-top-box in the foundation of a full-function personal computer. This platform is augmented by proprietary technologies designed to allow the set-top-box to serve as the control center for a myriad of evolving home and business applications. The Company's products will be targeted towards and positioned within the consumer electronics and telecommunications industries. The Company is continuing to develop its set-top-box products, and has manufactured a small number of prototype units in preparation for entering into high volume manufacturing. The Company has begun marketing two set-top-box products; the TOTEBOOK(TM)6000 which features a high speed processor, hard drive, and DVD drive that functions as an interactive, multi-media home entertainment center, and the internet access only TOTEBOOK(TM) 1000. The Company is considering selling the set-top-box products under the names "NETCTV(TM)", "CYBER SPIDER(TM)", "INTER-CON/PC(TM)", AND "P.I.N.TV(TM)". The Company also has several patents pending and copyrights on its board design and other intellectual properties.

Use of estimates:
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash equivalents:
    Cash equivalents consist of highly liquid, interest bearing investments that have original maturities of three months or less.

Concentration of credit risk:
    The Company maintains its cash at two financial institutions in the Minneapolis/St. Paul area of Minnesota. At times, balances may exceed federally insured limits.

Deferred revenue:
    Pursuant to Financial Accounting Standards Board Concept Number 5, the Company recorded deferred revenues to reflect the receipt of payments before year-end for prototype units shipped after year end.

Investment:
    The investment consists of a minority interest in common stock of a development stage company and is recorded at cost.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Property, equipment, leasehold improvements and depreciation:
    Property, equipment and leasehold improvements are carried at cost. Depreciation of equipment is computed using the straight-line method over estimated lives of 3-7 years. Amortization of leasehold improvements is provided for on the straight-line method over the term of the lease.

Organization costs:
    Organization costs were being amortized using the straight-line method over a 60 month period. On January 1, 1999, unamortized organization costs were expensed as a result of adoption of Statement of Position 98-5, "REPORTING ON THE COSTS OF START-UP ACTIVITIES."

Miscellaneous income:
    Miscellaneous income consists of discharge of indebtedness attributable to expenses recorded in accounts payable and accrued in a prior year, minimal subscription income from internet access services and rental income from the lease of space to MPF, Inc.

Debt placement costs:
    Debt placement costs in connection with bridge financing are being amortized over the term of the notes using the straight-line method. The straight-line method provides results that are not materially different than the interest rate method due to the term of the notes being only one year.

Earnings per share:
    Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding. Diluted earnings per share is not presented as the effect of outstanding warrants and options is anti-dilutive.

Stock-based compensation:
    The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" ("SFAS No. 123"), and elected to continue the accounting set forth in Accounting Principles Board No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" ("APB No. 25"). The Company has provided the necessary pro forma disclosures as if the fair value method had been applied.

Disclosures of fair value of financial instruments:
    The carrying amounts reported in the balance sheet for cash, approximate fair value due to the short maturity of such instrument. The fair value of the Company's equity investment in a privately held company has no quoted market prices and accordingly, a reasonable estimate of fair market value could not be made without incurring excessive costs.

    The fair value of the Company's notes payable is not practical to estimate due to conversion features and warrants offered with the debt, whose market value is not determinable.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1999


2. DEVELOPMENT STAGE ENTERPRISE AND GOING CONCERN:

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company is in the development stage with no sales of its products and its products are subject to rapid changes in technology. Subsequent to year end in January 2000, the Company sold 100 prototype models that are to be replaced once the units have been updated and the Company is ready for commencement of its principal operations. There is no assurance that the Company will be able to generate significant sales of its products. Additionally, the Company has a deficit accumulated during the development stage of $3,816,286 as of December 31, 1998 and $5,475,619 as of December 31, 1999. Management anticipates net losses will continue for the foreseeable future. Additional financing will be required to complete development and enhancement of the Company's products and bring them to market. Subsequent to year end, the Company raised $1,629,000 through the sale of 5,618,560 shares of common stock, of which $850,000 was raised from individuals who control NIKKO Co. Ltd.

The Company has completed a Joint-Venture Strategic Partnership Agreement (the "Agreement")with NIKKO Co., Ltd. of Tokyo, Japan, and Maxwood Technology Ltd. of Hong Kong, China on May 12, 2000. The parties plan to collaborate in the production, sales, and distribution of several of the Company's proprietary set-top-box product designs. This strategic alliance utilizes the combined resources and expertise of all three companies to more effectively launch the Company's set-top-box products on a global scale. As part of the Agreement, the Company and NIKKO Co., Ltd. will form and equally own another joint-venture company named NIKKO Multi Media, Inc., in order to globally market all versions of the Company's set-top-box products. This Company will be capitalized by NIKKO Co., Ltd. and the Company contributing $25,000 each and additional funding will be obtained by NIKKO Co., Ltd. providing loans at 8% interest to the Joint-Venture.

The Company will be responsible for ongoing set-top-box development engineering plus research and development for new products. Maxwood Technology Ltd. will be responsible for high volume production design, engineering, and manufacturing. NIKKO Co., Ltd. will provide the financial resources necessary for component purchasing as well as coordinating with the parties all product sales and distribution through NIKKO Multi Media, Inc. The Company will receive ongoing royalty revenue for set-top-box product sales plus equally share with NIKKO Co., Ltd., all profits generated by NIKKO Multi Media, Inc.

The Company believes that the amount of capital infusion will help cover the operating expenses until it realizes revenue from its Joint-Venture Strategic Partnership Agreement with NIKKO Co., Ltd. of Tokyo, Japan, and Maxwood Technology Ltd. of Hong Kong, China. At the same time the Company plans to pursue additional financing. The Company anticipates generating revenue from its Partnership Agreement during the end of 4th quarter of 2000 and 1st quarter of 2001.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1999


2. DEVELOPMENT STAGE ENTERPRISE AND GOING CONCERN (CONTINUED):

Although the Company has raised additional capital, and management's plans include raising additional capital and launching the set-top-box, there is substantial doubt about the Company's ability to continue as a going concern. Recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the Company advancing beyond the development stage and developing sustained operations. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence.

3. NOTE RECEIVABLE:

The Company invested $100,000 in a note receivable from Flagstick Guarantee, Inc. on February 1998, with interest accruing on the unpaid principal at a rate of 1.25% per month through December 1998. The note matured on April 30, 1998, the date Flagstick Guarantee, Inc. defaulted on the note. In October 1998, the Company received interest of $10,495, to the date of the receipt, plus $14,505 of principal, but has not collected anything more since then. Based upon discounted estimated future cash flow from the note at that time, the Company accrued $2,150 of interest income from October 1998 to December 1998. The Company ceased to accrue interest on the note as of January 1, 1999. In 1999, the Company wrote off the remaining unpaid principal balance and interest accrued. The Company is still pursuing collection of the outstanding balance.

4. INVESTMENT:

The Company has invested $50,000 for 76,923 shares of common stock in Cyrus Intersoft, Inc., (Cyrus) a software company that is in the development stage. The stock split three for one, resulting in the Company holding 230,769 shares. The Company plans to use Cyrus Intersoft Software as an application overlay with a LINUX operating system. This provides the TOTEBOOK(TM) user with a multiple number of applications and eliminates the need for a hard drive within the TOTEBOOK(TM). Management believes the value of the investment is not less than cost, but the stock is not currently traded. However, the return of the investment is uncertain. At December 31, 1999, the Company had pledged 76,923 shares to secure a note payable personally by the President, who advanced the proceeds to the Company and pledged another 76,923 shares to secure notes payable. Subsequent to year-end, the final 76,923 shares were pledged for a letter of credit to help secure credit with a vendor.

5. NOTES PAYABLE:

Notes payable consist of the following:

                                                                                         1998              1999
                                                                                    -------------     -------------
Notes payable, individual, payable quarterly with $18,000 installments plus interest at 12%, balance due in May 2000. Pursuant to a verbal agreement, the note was converted into a demand note in May 2000, the date of maturity, under substantially equivalent terms, secured by stock investment of 76,923 shares in
Cyrus Intersoft Inc. Warrants to purchase 373,330 shares of common stock at
$0.84 per share were also Issued. The Warrants expire in May, 2004.                                   $     146,604

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1999


5. NOTES PAYABLE (CONTINUED):

                                                                                         1998              1999
                                                                                    -------------     -------------
Note payable individual, due on demand with interest at 12%, unsecured, issued with warrants to purchase 17,500 shares of common stock at $0.84 per share,
expiring February 2004                                                                                       17,500

Note payable, due on demand with no interest                                        $       9,600

Note payable, bank, due in monthly installments of $303 through June 2000
with interest at 8.75%, secured by vehicle.                                                 5,094             2,058

Convertible debentures individual, interest payable monthly at 2% above the prime rate, 10.5% at December 31, 1999, with principal due on demand, convertible into 1,520,000 shares of common stock issued with warrants to purchase 54,894 shares of common stock at $0.84 per share, expiring September
2004, and warrants to purchase 22,000 shares of common stock at $1.50 per
share expiring January, 2003.                                                                               152,000

Convertible notes payable, $700,000, at 8% interest, imputed
interest at 12%, unsecured due June 1999(A)                                               682,611            52,500
                                                                                    -------------     -------------
                                                                                          697,305           370,662
Less current portion                                                                      695,532           370,662
                                                                                    -------------     -------------

                                                                                    $       1,773     $           0
                                                                                    =============     =============

(A) The notes can be converted into 1,000,000 shares of common stock and were sold with 350,000 detachable warrants to purchase common stock at $0.70 per share. The notes and warrants were recorded using a 12% interest rate to recognize the value of the warrants and conversion feature. Additional warrants were issued to the selling agent to purchase 100,000 shares of stock at $0.84 per share. No amounts were ascribed to these warrants. The Company requested note holders to exercise their conversion rights in 1999 on the date of maturity and 31 note holders converted $621,250 of the notes in September 1999. The conversion period was extended because the Company did not have the necessary funds to repay the notes when they were due. Two notes with a total principal amount of $52,500 remain unpaid at December 31, 1999, because the two note holders allowed the Company to defer payment of their notes until the year 2000, under substantially equivalent terms.


6. PROVISION FOR INCOME TAXES:

The Company has approximately $3,800,000 and $5,500,000 of net operating loss carryforwards for tax purposes at December 31, 1998 and 1999, respectively. Net operating loss carryforwards may be subject to limitations under Section 382 of the Internal Revenue Code should the ownership of the Company change substantially and otherwise expire in years 2011-2014.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1999


6. PROVISION FOR INCOME TAXES (CONTINUED):

Gross deferred tax assets of approximately $1,520,000 and $2,120,000 result from the net operating loss carryforwards as of December 31, 1998 and 1999, respectively. However, due to the uncertainty surrounding realization of deferred tax assets, a valuation allowance has been recorded and accordingly, no benefit has been included in these financial statements.

7. RELATED PARTY TRANSACTIONS AND COMMITMENTS:

Contributed technology:
    In 1996, technology was contributed related to the I-Pad(TM) and set-top-box in exchange for common stock. The Company recorded no value related to the technology since the contributors' accounting value for the technology was zero due to these technologies being internally developed by each contributor.

Technical support and cooperative development agreement:
    The Company entered into a technical support and cooperative development agreement effective November 1, 1996, with SAC Technologies, Inc. (SAC), a principal stockholder of the Company. In November 1999, SAC sold their stock in the Company.

    The agreement required SAC to provide technical support regarding the set-top-box, and design, develop, and deliver the Mux Panel and Data-Cop products in accordance with detailed specifications for which the Company agreed to pay SAC $15,566 per month for the first six months of ongoing technical support. Thereafter, 30 monthly payments of $11,667 were required. Expense related to this agreement for the year ended December 31, 1997 was $156,000.

    The agreement originally was set to expire October 31, 1999, but was terminated by the parties as of December 31, 1997. The Company owed SAC $42,621 at the termination date and this amount was contributed to the Company and recorded as common stock.

Support, sublease, and sharing agreements:
    The Company has a support services agreement with MPF, Inc., a company wholly-owned by a principal stockholder of the Company. The three year agreement is dated September 1, 1996, and is subject to any termination or renewal as provided in the employment agreement of the principal stockholder of the Company. MPF, Inc. is required to make available to the Company local and long distance carrier services which will be paid for based on actual usage on a monthly basis. In addition, MPF, Inc. agrees not to market internet access switches or services directly in competition with the Company except in the Minneapolis/St. Paul area of Minnesota.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1999

7. RELATED PARTY TRANSACTIONS AND COMMITMENTS (CONTINUED):

    The Company also has a sublease and sharing agreement with MPF, Inc. dated September 1, 1996, and continuing on a monthly basis thereafter. The Company subleases office space to MPF, Inc. for $624 per month. Effective March 1, 1997, the amount was reduced to $531 per month as MPF, Inc. moved to smaller office space than initially agreed upon. MPF, Inc. permits the Company to use certain equipment owned or leased by MPF, Inc. for a monthly fee of $500.

    The amount of annual sublease income was $6,372 for 1998 and 1999, respectively. Total annual equipment rent expense was $6,000 for 1998 and 1999.

Employment agreements:
    The Company has entered into an employment agreement through August 1999 with a principal stockholder that obligates the Company to employ him as chief executive officer at a base salary of $100,000 per year, along with certain benefits and discretionary bonuses. This agreement was renewed effective January 1, 2000, for five years.

    In the event the Company terminates his employment without cause, the employee will be entitled to receive the remaining amount of base salary paid semi-monthly due under this agreement or at his option, a lump sum payment of the value of the remaining salary. The agreement restricts the employee's post-employment activities for a period of 18 months following his termination of employment.

    The Company also has an employment agreement with a vice-president effective August 1, 1998, for a three year period for $81,000 per year with benefits and discretionary bonuses. The agreement includes a two year non-compete clause along with a requirement to pay a six month severance for termination without cause. In September 1999, the vice-president resigned.

Office lease:
    The Company leases office space from Equitable Holdings, Inc., a minority stockholder, expiring September 30, 2002. The Company pays a monthly base rent and additional amounts equal to its share of real estate taxes and building operating expenses.

    In an amendment to the lease dated November 5, 1996, the lessor agreed to accept 333,335 shares of the Company's common stock and a warrant to purchase 125,000 shares of common stock at $0.35 per share exercisable from March 1, 1998 through December 31, 1999 as prepayment of all base rent and additional rent for the period September 1, 1996 through May 31, 1999. Such rent has been valued at $100,000 and has been capitalized as prepaid rent amortizable over 33 months using the straight-line method. For the years ended December 31, 1999 and 1998, amortization of prepaid rent was $15,150 and $36,360, respectively. In 1999, the Company paid some of their rent by issuing 610,000 shares of common stock at $0.10 per share.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1999


7. RELATED PARTY TRANSACTIONS AND COMMITMENTS (CONTINUED):

Office lease (continued):
    Future minimum annual base rents payable on the lease as of December 31, 1999, are as follows:

           2000                          $  69,324
           2001                             69,324
           2002                             51,993

Accounts payable related parties:
    Accounts payable to related parties includes amounts due to officers, shareholders and family members of principal shareholders which were the result of services performed, payments made on behalf of the Company, or cash advances to the Company. The amount due at December 31, 1998 and 1999, includes $44,000 and $50,100 of notes payable, respectively, to an officer's spouse, with interest at 12%. Interest expense for related parties was $2,440 and $9,278 for the years ending December 31, 1998 and 1999, respectively.

    The Company also entered into consulting agreements with an officer's spouse and a shareholder of the Company, in which the Company has agreed to pay for services rendered by common stock. Amounts included in expenses are $80,850 and $9,050 for the years ending December 31, 1998 and 1999, respectively.


Acquisitions:
    In June 1999, the Company acquired equipment and an internet switch from MPF, Inc., a Company owned by the President of the Company. The original consideration for the acquisition was 50,000 shares of common stock and warrants to purchase 50,000 shares of common stock. These shares were subject to the merger into the public shell which required a 5-1 forward split at that time and resulted in adjusted consideration of 250,000 shares of common stock and warrants to purchase 250,000 shares of common stock at $.70 per share. The Company recorded the acquisition at MPF Inc.'s., historical cost basis of $12,892, since the acquisitions were from a related party who controls both the acquiring and the selling company. At the time the assets were acquired, it was contemplated that the Company would provide internet access services in connection with the sale of its Set Top Box. However, the Company subsequently decided not to provide these complementary services and is instead focusing its attention and resources on the development, manufacturing, marketing and sale of the Set Top Box. The Company is using the assets acquired, including the servers and modems, to establish and maintain its own internal networks and for testing the Set Top Box. The Company may offer internet access services to interested customers, but will do so through third party internet service providers. The Company has not entered into any agreement with third party providers regarding such services, but anticipates doing so prior to commencing high volume production of the Set Top Box.


    The Company also has an agreement to purchase certain assets of FutureComm Inc. a company owned by the President and certain stockholders, for 500,000 shares of common stock plus warrants to purchase 500,000 shares of common stock at $0.70 per share. This transaction has not closed as of December 31, 1999.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1999


8. STOCK OPTIONS AND WARRANTS:

1997 Stock Option Plan:
    On March 6, 1997, the Company adopted the 1997 Stock Option Plan intended to provide two types of options:

    - Qualified incentive stock options for the benefit of the Company's officers and employees.
    - Nonqualified options for the benefit of the Company's directors, officers, employees, and consultants.

    Aggregate shares issued under this plan shall not exceed 2,000,000 shares, adjusted for stock splits, dividends, or combinations that may occur. The Board of Directors has sole discretion in determining which eligible individuals will be granted options, what type, the option price, the number of shares subject to each option, and whether other terms will apply. The plan expires March 5, 2007.

1997 Directors Stock Option Plan:
    The Company has a 1997 Directors Stock Option Plan intended to attract individuals for service as outside directors. None of these options are incentive stock options. Aggregate shares issued under this plan shall not exceed 750,000 shares, adjusted for stock splits, dividends, or combinations that may occur.

    Each outside director shall be granted an option to purchase 24,000 shares of the Company's common stock, on the date such person first becomes a director. Any director who qualified for this option prior to the merger of Inter-Con/PC. Inc. with the public shell were subject to the 5-1 forward split. All new directors after the merger will be granted the option to purchase 24,000 shares of the Company's common stock, with vesting occurring over three years unless otherwise determined by the Board of Directors.

    On the date of each annual meeting, each director will automatically receive an option to purchase 30,000 shares of the Company's common stock to become exercisable six months after the date granted.

    These options will expire ten years from the date the option is granted. Vesting occurs only while a director remains a director, but vested options shall be exercisable for up to five years after the date a director ceases to be a director. The option price per share will be 100% of the fair market value on the date the option was granted.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1999


8. STOCK OPTIONS AND WARRANTS (CONTINUED):

    Information relating to all stock options is as follows:

                                              1998                          1999
                                  ---------------------------    ---------------------------
                                                   Weighted                       Weighted
                                     Number         average         Number         average
                                       of          exercise           of          exercise
                                     shares          price          shares          price
                                  ------------   ------------    ------------   ------------
Beginning                              360,000      $  0.35           795,500       $ 0.55
Granted                                587,500         0.71         1,933,021         0.47
Exercised                                    0                              0
Forfeited                             (152,000)        0.70          (571,150)        0.58
Expired                                      0                              0
                                  ------------                   ------------

Ending                                 795,500      $  0.55         2,157,371       $ 0.48
                                  ============      =======      ============        =====

Exercise price range                    $0.35 to $0.77                 $0.34 to $1.00
                                        ==============                 ==============

Exercisable shares                     275,500      $  0.45         1,877,371         0.59
                                  ============      =======      ============      =======

Weighted average remaining life            6.4 years                    7.2 years

Pro forma information regarding net loss is required by Statement of Financial Accounting Standards No. 123, "ACCOUNTING FOR STOCK BASED COMPENSATION," and has been determined as if the Company had accounted for the stock options under the fair value method in that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                   1998            1999
                                               ------------    ------------

Risk-free interest rate                             6.0%            6.5%
Dividend yield                                      0.0%            0.0%
Volatility factor                                   0.0%            0.0%
Weighted average expected life                   3 years         3 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1999


8. STOCK OPTIONS AND WARRANTS (CONTINUED):

The Company's proforma net loss is as follows:

                                                   1998             1999
                                              -------------    -------------

As reported:
     Net loss                                 $  (2,015,675)   $  (1,659,333)
     Loss per share                           $       (0.11)   $        (.07)

Proforma:
     Net loss                                 $  (2,075,476)   $  (1,687,364)
     Loss per share                           $       (0.11)   $        (.07)

Stock warrants:
    The Company has issued stock warrants to its landlord, placement agent, and the note holders.

                                              1998                           1999
                                  ---------------------------    --------------------------
                                                   Weighted                      Weighted
                                     Number         average         Number        average
                                       of          exercise           of         exercise
                                     shares          price          shares         price
                                  ------------   ------------    ------------  ------------
Beginning                            1,077,915      $  0.45         1,527,915      $  0.53

Granted                                450,000         0.73           965,949         0.96
Exercised                                    0                              0
Expired                                      0                         98,750         0.45
                                  ------------                   ------------

Ending                               1,527,915      $  0.53         2,395,114      $  0.75
                                  ============      =======      ============      =======

Exercise price range                      $0.35 - $0.84                  $0.35 - $1.50

Exercisable shares                   1,527,915      $  0.53         2,395,114      $  0.75
                                  ============      =======      ============      =======

Weighted average remaining life             3.0 years                      3.5 years


                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1999


9. CONTINGENCIES:

The Company is involved in two disputes with vendors that could result in additional liability to the Company as follows:

    The Company has a dispute that involves failure for payment for services rendered. The vendor alleges the Company has been billed for work completed for over $250,000. The Company has recorded approximately $108,000 in accounts payable that had been invoiced to them. The Company has countered with a claim for breach of contract, fraud and negligence. Management expects that this dispute will be settled favorably and has not recorded any additional liability in the financial statements for this contingency.

    The Company has another dispute with a vendor for payment of services rendered. The vendor has demanded payment for approximately $91,000. The Company has accrued approximately $75,000 and believes it will have no further liability.

    The Company is also the subject of various claims on a continuing basis, including general liability claims and claims made by employees and former employees. Costs for claims not covered by insurance are recognized when known. In the opinion of management, the amount of any additional liability will not have a material impact on the financial statements.

                                    PART III

INDEX TO EXHIBITS

Other than exhibit 27.1, which is attached hereto, the following exhibits were filed with the Company's Amended Form 10-SB filed on June 28, 2000.

Exhibit No.       Description
-----------       -----------
    2.1           MPF, Inc. Assignment Agreement dated June 8, 1999
    2.2           FutureComm, Inc. Assignment Agreement dated June 8,1999
    2.3           Info Pac Agreement and Plan of Merger dated June 8, 1999

    3.1           Articles of Incorporation of the Company, as amended
    3.2           By-Laws of the Company

    4.1           Form of Stock Certificate
    4.2           Form of Common Stock Purchase Warrant
    4.3           Form of Employee Stock Option Letter
    4.4           Form of Promissory Note and Warrant
    4.5           Form of Convertible Promissory Note

    10.1          Office/Warehouse Lease with Equitable Holdings, Inc. dated July 12, 1996
    10.1(a)                Amendment #1 to Office/Warehouse Lease with Equitable Holdings, Inc. dated September 4, 1996
    10.1(b)                Amendment #2 to Office/Warehouse Lease with Equitable Holdings, Inc. dated November 5, 1996
    10.1(c)                Amendment #3 to Office/Warehouse Lease with Equitable Holdings, Inc. dated August 25, 1998
    10.2                   Employment Agreement of Michael P. Ferderer dated January 1, 2000
    10.3          Employment Agreement of John Walker dated August 1, 1998
    10.4          Joint Venture Strategic Partnership Agreement by and among the Company, Nikko Co. Ltd. and
                  Maxwood Technology, Ltd. dated May 12, 2000
    10.5          MPF, Inc. Support Service Agreement dated September 1, 1996
    10.6          MPF, Inc. Sublease and Equipment Sharing Agreement dated September 1, 1996
    10.7          1997 Stock Option Plan*
    10.8          1997 Director's Stock Option Plan*

    11.1          Statement Regarding Computation of Per Share Earnings

    27.1          Financial Data Schedule

    * Indicates compensation plan

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  INTER-CON/PC, INC.



Dated: January 4, 2001            By /s/ Michael P. Ferderer
                                    --------------------------------------------
                                    Michael P. Ferderer, Chief Executive Officer



                                       30